5-1-01

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

NETEASE.COM, INC.

15/F, North Tower, Beijing Kerry Centre
No. 1 Guang Hua Road, Chao Yang District
Beijing, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___N.A.___

The index of exhibits may be found at Page 2

hk-22162 v1

NETEASE.COM, INC.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By: ___________________________

Name: Mr. Ted Sun

Title: Acting Chief Executive Officer

Date: May 2, 2002

NetEase.com, Inc.

15th Floor, North Tower
Beijing Kerry Centre
No. 1 Guang Hua Road, Chao Yang District
Beijing, People's Republic of China 100020

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 6, 2002

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of NetEase.com, Inc. will be held on June 6, 2002 at 10:00 a.m., Beijing time, at our principal executive offices, 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People's Republic of China, for the following purposes:

1. To re-elect seven directors to serve for the ensuing year and until their successors are elected and duly qualified.

2. To re-appoint Arthur Andersen • Hua Qiang as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2002.

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice.

Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on April 15, 2002 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

Ted Sun
Member of the Board of Directors and
Acting Chief Executive Officer

Beijing, China
April 30, 2002

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope. If you attend the meeting, you may vote in person even if you returned a proxy.

NETEASE.COM, INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 6, 2002 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices, 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People's Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about May 1, 2002.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to us (to the attention of Mr. Denny Lee, our Chief Financial Officer and a director) a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on April 15, 2002 are entitled to vote at the annual general meeting. Holders of American Depositary Shares, known as ADSs, representing our ordinary shares are considered our shareholders for purposes of this determination. At the record date, 3,034,241,863 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 647,620,400 were represented by ADSs. The presence of at least two shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or telegram. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of shares of common stock and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

When proxies are properly dated, executed and returned, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given, the shares will be voted FOR proposals 1 and 2 and in the proxy holder's discretion as to other matters that may properly come before the annual general meeting. Abstentions are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes and depositary non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement and the accompanying notice of annual general meeting. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.

The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that you may not be able to exercise your right to vote at the annual general meeting and there may be nothing you can do if your shares are not voted as you requested.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2003 annual general meeting must be received by December 31, 2002 at 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People's Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card. If Denny Lee, our Chief Financial Officer and a director, is not notified of a shareholder proposal by March 17, 2003, then the proxies held by our management provide discretionary authority to vote against such shareholder proposal, even though such shareholder proposal is not discussed in the proxy statement.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our seven current directors for re-election at the 2002 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director's successor is elected and is duly qualified, or until such director's earlier death, bankruptcy, insanity, resignation or removal. All of the nominees, other than John Lau and Denny Lee, have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, as well as our other current executive officer, their ages as of April 15, 2002 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Lei Ding	30	Director and Chief Architect
Ted Sun	34	Director and Acting Chief Executive Officer
Denny Lee	34	Director and Chief Financial Officer
Mary Nee (1)	40	Director
Kathy Xin Xu (1)	35	Director
Michael Sui Bau Tong (1)	30	Director
John Lau	39	Director
Jack L. Xu	34	Chief Technology Officer

(1) Member of the compensation committee and the audit committee. Ms. Nee has informed us that she intends to resign from the compensation committee and audit committee in the near future, and the board has not yet determined who will be nominated to fill these vacancies created by her resignation.

Directors Nominated for Election at the Annual General Meeting

William Lei Ding, our founder, has served as a director since July 1999 and as our Chief Architect since March 2001. From June 2001 until September 2001, Mr. Ding served as our acting Chief Executive Officer and acting Chief Operating Officer following King Lai's and Susan Chen's resignations from those respective positions. Mr. Ding also stepped down as Chairman of the Board of Directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou Netease, our affiliate, in May 1997. Prior to establishing Guangzhou Netease, Mr. Ding spent one year at Guangzhou Feijie Co. as a systems analyst, from June 1996 to April 1997, one year at Sybase (China) as a project manager, from May 1995 to May 1996, and two years at China Telecom Ningbo Branch as a technical engineer, from June 1993 to May 1995. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Ted Sun has served as a director since December 1999 and as our acting Chief Executive Officer from September 2001 following William Lei Ding's resignation from that position. Mr. Sun also worked as our consultant from July 2001 until September 2001. From July 2000 until September 2001, he served as Chief Financial Officer of Infoserve Technology. Prior to that, Mr. Sun held various positions with Bear Stearns Asia Limited from November 1996 to May 2000, culminating in the position of Managing Director. Prior to November 1996, Mr. Sun was an assistant director with Peregrine Capital Limited. Mr. Sun received a Bachelor of Science degree in Economics from the Wharton School of Business, University of Pennsylvania in 1988.

Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Society of Accountants and The Chartered Association of Certified Public Accountants.

Mary Nee is an Executive Director and Chief Financial Officer for the Principal Investment Area in Asia at Goldman Sachs (Asia) L.L.C. where she is responsible for monitoring investments, business development, staffing and administration of the group. Prior to attaining those positions, Ms. Nee managed a sales team in distributing fixed income securities to institutional clients in Greater China, the Philippines and Korea. Prior to coming to Goldman Sachs in 1991, she spent five years at Hewlett Packard Company in New York and New Jersey. Ms. Nee received her Masters of Business Administration from Columbia University Graduate School of Business in 1991 and her Bachelor of Science in Electrical Engineering from Columbia University in 1984. Ms. Nee has served as a director since February 2001.

Kathy Xu is a Partner of Baring Private Equity Partners, an Asian venture capital firm specializing in information technology. Prior to joining Baring in 1998, Ms. Xu worked as an investment manager for Peregrine Direct Investment Ltd. in Hong Kong for three years. Prior to that, she was a senior accountant at Price Waterhouse in Hong Kong for three years. She also was an assistant manager at the Bank of China Head Office in Beijing. Ms. Xu received a Bachelor of Arts degree in English Literature from Nanjing University in 1988. She is qualified in the United Kingdom as a certified public accountant. Ms. Xu has served as a director since December 1999.

Michael Tong is currently an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he is primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to coming to techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank's investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and has passed all three levels of the Chartered Financial Analyst Examination. Mr. Tong has served as a director since December 1999.

John Lau is the Chief Financial Officer of STAR Group Limited, The News Corporation Limited's Asian satellite television and multi-media business. Mr. Lau was appointed to our board in November 2001 pursuant to a contractual right held by The News Corporation, one of our shareholders, following Lawrence J. Smith's resignation from his position with an affiliate of The News Corporation and from our board. Mr. Lau graduated from Brigham Young University in Utah in August 1988 with a Masters Degree in Accountancy and Information Systems and a Bachelor of Science degree in Accounting. He is a current member of the California Institute of Certified Public Accountants.

Other Current Executive Officer (not subject to proposal 1)

Jack L. Xu joined our company as Co-Chief Technology Officer in May 2000 and became Chief Technology Officer in March 2001. Mr. Xu served as director of technology at Excite@Home Corporation from July 1999 to May 2000. Before joining Excite@Home, Mr. Xu served as Senior Scientist and Senior Engineering Manager with Excite Incorporated from November 1996 to July 1999. Prior joining Excite Incorporated, he worked as a senior researcher at the University of California at Berkeley. Mr. Xu was a Ph.D. candidate in Computerized Information Retrieval at the University of California at Berkeley. He holds both a Bachelor of Arts and a Master of Science degree in Information Management Systems from Zhongshan University.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company.

The News Corporation Limited has the right to nominate one director to our board, and, upon nomination, certain of our shareholders holding a majority of our outstanding shares are obligated to vote their shares in favor of such nominated director. See "Related Party Transactions" in this proxy statement. One of our prior directors, Lawrence J. Smith, and one of our current directors, John Lau, were nominated and elected to our board in this manner.

Meetings and Committees of the Board of Directors

During the year 2001, our board met in person or passed resolutions by unanimous written consent twenty-six times. No director attended fewer than 75% of all the meetings of our board and its committees on which he or she served after becoming a member of our board.

Our board has two committees: the audit committee and the compensation committee. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.

In 2001, the audit committee, which held nine formal meetings in that year and met informally numerous other times during the course of its investigation into the circumstances which necessitated the restatement of our audited 2000 financial statements, consisted of Mary Nee, Kathy Xin Xu and Michael Sui Bau Tong. Each member of our audit committee satisfies the "independence" requirements of the National Association of Securities Dealers' listing standards. The audit committee reports to our board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. Additionally, in 2001, our audit committee, assisted by outside legal counsel and our independent auditors, also oversaw the investigation referenced above. Ms. Nee has informed us that she intends to resign from the audit committee, as well as from the compensation committee which is discussed below, in the near future, and the board has not yet determined who will be nominated to fill these vacancies created by her resignation.

Compensation Committee Interlocks and Insider Participation

The compensation committee, which met five times in 2001, has the same members as the audit committee. The compensation committee's functions are to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees. No interlocking relationships currently exist or have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Compensation of Directors

Helen He, our Chief Financial Officer from August 1999 until January 2001 and a director from August 1999 until August 2001, provided consulting services to us from February 1, 2001 until April 30, 2001 in exchange for an aggregate of US$60,000. In addition, Ted Sun, a director since December 1999, also provided consulting services to us from July 7, 2001 until September 11, 2001 when he assumed the position of acting Chief Executive Officer. His compensation in 2001 is set out in the "Summary Compensation Table" below. Finally, commencing in November 2001, we have been paying Michael Tong US$1,000 per month for his services as one of our independent directors.

Other than Ms. He and Messrs. Sun and Tong, we did not pay any cash compensation to our non-executive directors in 2001. For the year ended December 31, 2001, no options were granted to our directors under our 2000 Stock Incentive Plan.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director's own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification. In addition, the separation agreement for our former Chief

Executive Officer and director, King F. Lai, provides that the indemnification agreement between him and our company shall survive the termination of his employment with our company.

Legal Proceedings

In October and November of 2001, four purported class action law suits were initiated by individual shareholders in the U.S. District Court for the Southern District of New York against our company, our Chief Architect, majority shareholder and a director (William Lei Ding), our former Chief Executive Officer (King F. Lai), our former Chief Financial Officer (Helen Haiwen He), and the underwriters in our initial public offering. To date, these actions have not yet been consolidated nor has a lead counsel be appointed to represent the plaintiffs.

These lawsuits seek certification as a class action to represent those persons who purchased our American Depositary Shares during the period from July 3, 2000 to August 31, 2001. In general, the complaints allege, among other things, that (i) our initial public offering violated the U.S. securities laws because the financial statements accompanying the offering's registration statement misstated our revenue, and (ii) our company committed securities fraud by materially misstating our revenue in our 2000 financial statements. The class action complaints seek damages in unspecified amounts.

While it is not feasible to predict or determine the final outcome of this proceeding or to estimate the amounts or potential range of loss with respect to these matters, management believes that an adverse outcome with respect to such proceeding could have a material adverse impact on our financial position, results of operations and cash flow.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our board recommends that Arthur Andersen • Hua Qiang be re-appointed as our independent auditors for the year ending December 31, 2002. Arthur Andersen • Hua Qiang has audited our financial statements since our formation in July 1999.

In the event our shareholders fail to ratify the appointment, our board of directors will reconsider its selection. Even if the selection is ratified, our board of directors in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the directors believe that such a change would be in the best interests of our company and shareholders. We have been recently informed by Arthur Andersen • Hua Qiang that it intends to terminate its affiliation with Arthur Andersen and join with the Chinese affiliate of PricewaterhouseCoopers. We cannot predict if or when this change will occur, but if it does, the directors will evaluate the effect on our company and our financial reporting at such time and decide in the board's discretion whether to appoint PricewaterhouseCoopers as our auditors or to select another auditing firm.

A representative of Arthur Andersen • Hua Qiang is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF ARTHUR ANDERSEN • HUA QIANG AS OUR INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2002.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of March 31, 2002 by:

- all persons who are beneficial owners of five percent or more of our ordinary shares,
- each director and nominee,
- our current and former Chief Executive Officers, our former Chief Operating Officer, our former interim Chief Financial Officer and our Chief Technology Officer (referred to in this proxy statement as the "Named Executive Officers"), and
- all current directors and executive officers as a group.

As of March 31, 2002, 3,034,241,863 shares of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (the "Commission") governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

	Number of Shares Beneficially Owned	
Name	**Number**	**Percentage**
5% Shareholders		
Shining Globe International Limited/William Lei Ding (1) .... 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road Chao Yang District, Beijing 100020, PRC	1,743,810,900	57.5%
Best Alliance Profits Limited (2) .... c/o The News Corporation Limited 1211 Avenue of the Americas New York, NY 10036	256,055,600	8.4%
Named Executive Officers and Directors (3)		
Jack L. Xu (4)	49,586,113	1.6%
King F. Lai (5)	----	*
Denny Lee	----	*
Susan Chen (6)	----	*
Geoffrey Wei (7)	----	*
Ted Sun (8)	16,200,000	*
Mary Nee	----	*
Kathy Xin Xu	1,923,000	*
Michael Sui Bau Tong	700,000	*

John Lau	----	*
All current directors and executive officers as a group (8 persons) (9)	1,812,220,013	60.0%

* Less than 1%

(1) Shining Globe International Limited is 100% owned by William Lei Ding, our founder, our Chief Architect and a director.
(2) Best Alliance Profits Limited is controlled by The News Corporation Limited.
(3) The address of our current Named Executive Officers and directors is c/o NetEase.com, Inc., 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People's Republic of China.
(4) Represents shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2002.
(5) All of Mr. Lai's outstanding stock options were cancelled at the time of his resignation from our company, and, to our knowledge, he did not beneficially own any shares as of March 31, 2002.
(6) All of Ms. Chen's outstanding stock options were cancelled at the time of her resignation from our company, and, to our knowledge, she does not beneficially own any shares as of March 31, 2002.
(7) All of Mr. Wei's outstanding stock options were cancelled at the time of his resignation from our company, and, to our knowledge, he did not beneficially own any shares as of March 31, 2002.
(8) Includes 1,200,000 shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2002.
(9) Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Lei Ding. This amount also includes 50,786,113 shares subject to stock options currently exercisable or exercisable within 60 days of March 31, 2002.

Disclosure of Fees Charged by Independent Accountants

The following information summarizes the fees charged by Arthur Andersen • Hua Qiang for certain services rendered to our company during 2001:

Audit Fees. Fees for our calendar year audit and reviews of the quarterly financial statements for the 2001 fiscal year are US$681,209.

Fees for Financial Information Systems Design and Implementation. None.

All Other Fees. All other fees billed to our company through December 31, 2001 totaled US$1,059,572, which represented fees relating to (a) the audit work for the year 2000 which was performed in 2001, (b) Arthur Andersen • Hua Qiang's investigation into the circumstances which necessitated the restatement of our year 2000 financial statements and the related re-audit and (c) certain tax compliance services.

Our audit committee considered and determined that Arthur Andersen • Hua Qiang's provision of the foregoing services, other than those services described under "*Audit Fees*," is compatible with maintaining such auditor's independence.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2001 and 2000 to our company's Named Executive Officers:

Name and Principal Position	Fiscal Year	Annual Compensation Salary (US$)	Annual Compensation Bonus (US$)(1)	Long-Term Compensation Restricted Stock Awards (US$)	Long-Term Compensation Securities Underlying Options (#)	All Other Compensation (US$)
Ted Sun (2)	2001	73,000	165,000 (3)	73,035 (4)	----	12,400 (5)
Acting Chief Executive Officer and a Director	2000	----	----	----	1,200,000	----
William Lei Ding (6)	2001	93,500	----	----	----	14,400 (7)
Former Acting Chief Executive Officer and Acting Chief Operating Officer; Current Director and Chief Architect	2000	85,000	----	----	----	14,444 (7)
Jack L. Xu (8)	2001	211,750	60,000	----	35,050,000	95,080 (9)
Chief Technology Officer	2000	119,736	30,000	----	33,605,500	12,300 (10)
King F. Lai (11)	2001	448,071	----	----	----	631,457 (12)
Former Chief Executive Officer	2000	262,254	162,000	----	57,612,500	37,746 (13)
Susan Chen (14)	2001	247,911	----	----	----	340,089 (15)
Former Chief Operating Officer	2000	119,916	30,000	----	28,806,300	15,500 (16)
Geoffrey Wei (17)	2001	63,548	11,150	----	500,000	56,111 (18)
Former Interim Chief Financial Officer	2000	50,543	4,315	----	2,000,000	----

---

(1) Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.

(2) Mr. Sun, one of our directors, became our acting Chief Executive Officer on September 11, 2001 following Mr. Ding's resignation from that position.

(3) This amount constituted a sign-on bonus which was paid in two installments: one of US$75,000 upon Mr. Sun's commencement of employment and the second of US$60,000 on January 2, 2002. It also included a year-end performance bonus of US$30,000.

(4) Pursuant to the terms of his employment agreement, Mr. Sun is entitled to receive cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares at a price of US$0.006492 per share (equivalent to US$0.6492 per ADS) over an 18-month period, subject to his continued employment. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In 2001, we paid Mr. Sun a total of US$73,035 to purchase 11,250,000 of such shares in accordance with his subscription schedule.

(5) Represents a housing allowance paid by our company on behalf of Mr. Sun.

(6) Mr. Ding served as our acting Chief Executive Officer from July 1999 until April 2000 and again from June 2001 until September 2001 and as our Chairman from July 1999 until September 2001. He also served as our acting Chief Operating Officer from June 2001 until September 2001 and as our Co-Chief Technology Officer until March 2001, at which time he became our Chief Architect.

(7) Represents a housing allowance paid by our company on behalf of Mr. Ding.

(8) Mr. Xu joined our company as Co-Chief Technology Officer in May 2000 and has been our Chief Technology Officer since March 2001.

(9) Represents US$25,200 for a housing allowance paid by our company on behalf of Mr. Xu and a US$69,880 payment towards Mr. Xu's taxes.

(10) Represents a housing allowance paid by our company on behalf of Mr. Xu.

(11) Mr. Lai served as our Chief Executive Officer and a director from April 2000 until June 2001.

(12) Includes a US$22,800 housing and auto allowance, plus US$305,524 in taxes paid by our company on behalf of Mr. Lai and an aggregate of US$303,133 that was paid to Mr. Lai in 2001 in connection with his separation from our company. All of Mr. Lai's stock options were cancelled upon his resignation from the company.

(13) Includes a US$20,151 housing and auto allowance, plus US$17,595 in tuition for a family member of Mr. Lai.

(14) Ms. Chen served as our Chief Operating Officer from June 2000 until June 2001.

(15) Includes a US$18,600 housing allowance, plus US$161,621 in taxes paid by our company on behalf of Ms. Chen and an aggregate of US$159,868 that was paid to Ms. Chen in 2001 in connection with her separation from our company. All of Ms. Chen's stock options were cancelled upon her resignation from the company.

(16) Represents a housing allowance paid by our company on behalf of Ms. Chen.

(17) Mr. Wei served as our interim Chief Financial Officer from January 2001 until September 2001.

(18) Represents a severance payment to Mr. Wei in connection with his separation from our company. All of Mr. Wei's stock options have terminated.

We have entered into employment agreements with William Lei Ding, Ted Sun and Jack Xu and non-competition agreements with Ted Sun and Jack Xu, as described below. We have also entered into an employment agreement with Denny Lee who was named our Chief Financial Officer in April 2002 after having served as our Financial Controller since November 2001. The employment contracts of King Lai, Helen Haiwen He, Susan Chen and Geoffrey Wei with our company terminated upon their respective resignations as our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and interim Chief Financial Officer in 2001.

William Lei Ding. In August 1999, we entered into an employment agreement with Mr. Ding which provides for an initial annual salary of US$85,000, plus a discretionary bonus, if any. This salary is subject to board review at least once a year and was increased to US$93,500 in January 2001. Mr. Ding is also entitled to a housing allowance in an amount to be agreed upon by Mr. Ding and our company on an annual basis. Under this employment agreement, Mr. Ding is obligated to keep all proprietary information regarding our company confidential, except in limited circumstances. He is further precluded during his employment with us from carrying on or being employed by any business in China which is in competition with us or, directly or indirectly, solicit away from NetEase any of our existing or prospective clients or customers.

Ted Sun. In September 2001, we entered into an employment agreement with Ted Sun which provides for an annual salary of US$240,000, plus a discretionary bonus of up to US$250,000 if we obtain profitability during the term of his employment. In addition, Mr. Sun received a sign-on bonus of US$135,000 which was paid in two installments in September 2001 and January 2002 and a year-end performance bonus of US$30,000. He is also entitled to receive cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares at a price of US$0.006492 per share over an 18-month period, subject to his continued employment. Mr. Sun purchased one-third of such shares at the commencement of his employment and an additional 15% of such shares in each of December 2001 and March 2002. He may acquire the remaining shares as follows: 10% on each of the four subsequent three-month anniversaries after March 2002. Mr. Sun is also entitled to receive a housing allowance.

In addition, we also entered into a non-competition agreement with Mr. Sun which obligates Mr. Sun to keep all proprietary information regarding our company confidential, except in limited circumstances. This agreement also prohibits Mr. Sun from obtaining an ownership interest in (unless the total investment represents less than 5% of the total equity of the competitor and the competitor is a listed company), or employment with, any of our competitors during his employment with us and for one year thereafter. During that same period, he may not solicit or encourage any of our officers or employees to terminate their employment with us, except when done in the course of his job with NetEase.

Jack L. Xu. We entered into an employment agreement with Mr. Xu in March 2000 which provides for an initial annual salary of US$185,000 per year, plus a US$20,000 signing bonus. His employment agreement was later amended in November 2001 at which time his salary was increased to US$232,000. He is also entitled to receive a housing allowance of up to US$2,200 per month for a residence in Beijing and a one-time performance bonus of US$60,000 which was paid on January 31, 2002. In addition, pursuant to his original employment agreement, Mr. Xu was granted options to purchase 25,605,500 of our ordinary shares at an exercise price of US$0.1562 per share. These options vest over a period of three years at the rate of 33% on the first anniversary of his employment agreement and 2.78% on each of the following 24 months. Under Mr. Xu's amended employment agreement, he also received additional options to purchase 20,000,000 of our ordinary shares at an exercise price of US$0.006492 per share. These additional options vest over a period of 16-months with 20/36 of them vesting on the grant date and 2.78% on each of the following 16 months. If we terminate Mr. Xu's employment without cause at any time, the shares that would have been vested under both option grants within the next six months after termination will automatically vest at the time of termination. Further, if there is a change of control transaction involving our company, the vesting of Mr. Xu's options will accelerate so that all unvested options will become vested immediately prior to the completion of that transaction. Mr. Xu has also been granted stock options independent of those provided for in his employment agreements. Finally, if we terminate Mr. Xu without cause, we must pay him a lump sum severance equal to six month's salary plus a moving allowance of US$8,000.

We also entered into a non-competition agreement with Mr. Xu which obligates Mr. Xu to keep all proprietary information regarding our company confidential, except in limited circumstances. This agreement also prohibits Mr. Xu from obtaining an ownership interest in (unless the total investment represents less than 5% of the total equity of the competitor and the competitor is a listed company), or employment with, any of our competitors during his employment with us and for six months thereafter. During that same period, he may not solicit or encourage any of our officers or employees to terminate their employment with us, except when done in the course of his job with NetEase.

Denny Lee. In November 2001, we entered into an employment agreement with Denny Lee which provides for an annual salary of US$120,000, plus an annual bonus of not less than US$38,000. Mr. Lee is also entitled to receive a housing allowance not to exceed US$1,100 per month. This agreement also prohibits Mr. Lee, during his employment with us and for six months thereafter, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business which competes with our company and in which Mr. Lee was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or major customers. Mr. Lee has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances. Our company is currently in discussions with Mr. Lee regarding possible adjustments to his remuneration package in connection with his promotion to the position of Chief Financial Officer in April 2002, although no definite agreement has yet been reached. We expect that the non-competition and related restrictions described above would remain in effect after such adjustments, if any, are implemented.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to the Named Executive Officers during 2001:

Name	Individual Grants: Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share (2)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3): 5%	10%
Ted Sun	----	----	----	----	----	----
William Lei Ding	----	----	----	----	----	----
Jack L. Xu (4)	15,050,000	28.53%	US$0.015625	March 8, 2011	US$147,889	US$374,779
	20,000,000	37.92%	US$0.006492	Nov. 29, 2011	US$81,656	US$206,932
King F. Lai (5)	30,100,000	(5)	(5)	(5)	(5)	(5)
Susan Chen (6)	22,575,000	(6)	(6)	(6)	(6)	(6)
Geoffrey Wei (7)	500,000	(7)	(7)	(7)	(7)	(7)

(1) Based on a total of 52,751,490 options granted to employees of NetEase in 2001, including options granted to the Named Executive Officers but excluding all options which were granted and terminated in that same year.

(2) The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted. For options granted while trading in our ADSs was suspended on Nasdaq (September 2001 until January 2, 2002), the fair market value was deemed to be the last closing price prior to such suspension, which was US$0.006492 per ordinary share or US$0.6492 per ADS.

(3) The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price.

(4) For the first option grant listed, one-third vested on March 24, 2001. The remaining portion of that grant shall vest in equal monthly installments of 2.78% for the two year period following March 24, 2001. For the second option grant listed, 20/36 of it vested on November 29, 2001 with 2.78% vesting on each of the following 16 month anniversaries of that date. The vesting of these options may also accelerate in certain circumstances.

(5) These options were cancelled in connection with Mr. Lai's resignation as our Chief Executive Officer in June 2001.

(6) These options were cancelled in connection with Ms. Chen's resignation as our Chief Operating Officer in June 2001.

(7) These options were cancelled in connection with Mr. Wei's resignation as our interim Chief Financial Officer in September 2001.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by the Named Executive Officers during 2001. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2001, and the value of "in-the-money" stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2001.

Name	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2001 (#)		Value of Unexercised In-the-Money Options at December 31, 2001 (US$)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ted Sun	----	----	1,080,000	120,000	----	----
William Lei Ding	----	----	----	----	----	----
Jack L. Xu	----	----	40,042,999	28,612,501	----	----
King F. Lai	----	----	----	----	----	----
Susan Chen	----	----	----	----	----	----
Geoffrey Wei	----	----	----	----	----	----

(1) The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date. However, during 2001, no options were exercised by the Named Executive Officers so no value was realized by any of those officers.

(2) No unexercised options of the Named Executive Officers were in-the-money as of December 31, 2001.

Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou Netease Computer System Co., Ltd.'s, or Guangzhou Netease, fixed and intangible assets and existing Internet applications, services and technologies were acquired by Netease Information Technology (Beijing) Co., Ltd., or Netease Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou Netease, which is 80% owned by our founder, Chief Architect, majority shareholder and a director, William Lei Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

NetEase and Netease Beijing entered into a series of agreements with Guangzhou Netease, Guangyitong Advertising and the shareholders of Guangzhou Netease and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou Netease and Guangyitong Advertising, and Guangzhou Netease and Guangyitong Advertising operate the NetEase Web sites and our online advertising business. We do not believe NetEase and Netease Beijing could have obtained these agreements, taken as a whole, from unrelated third parties. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties. Guangzhou Netease is one of a limited number of companies in China to have secured approval from the Guangzhou telecommunications administrative authorities to engage in the Internet content provider business. Through our agreements, we have the exclusive right to benefit from this approval. In addition, we have secured significant rights over Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising and have obtained the commitment of the ultimate shareholders of Guangyitong Advertising to allow it to direct the policies and management of the ongoing activities of Guangyitong Advertising. We believe that the shareholders of Guangzhou Netease and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. Because of the uncertain and changing legal and regulatory environment in China, most of these agreements have terms of one year, except for the Domain Names License Agreement between NetEase and Guangzhou Netease which has a term of five years, and the Operating Agreement among Netease Beijing, Guangyitong Advertising and the ultimate shareholders of Guangyitong Advertising which has a term of twenty years. In addition, the Voting Rights Trust Agreement among Netease Beijing and William Lei Ding and Bo Ding (William Lei Ding's brother), as ultimate shareholders of Guangyitong Advertising has a term of ten years. These agreements are described below.

- *Domain Name License Agreement between NetEase and Guangzhou Netease.* NetEase granted Guangzhou Netease the right to use the domain names "netease.com," "163.com," "126.com," "yeah.net" and "nease.net" on the NetEase Web sites in China for license fees of RMB10,000 per year. NetEase may waive this fee in the future. By a Supplemental Agreement entered into between the parties in May 2000, the term of this agreement has been extended from one year to five years.

- *Copyright License Agreement between Netease Beijing and Guangzhou Netease.* Netease Beijing granted Guangzhou Netease the right to use Netease Beijing's Web page layout in China for a royalty of RMB10,000 per year. Netease Beijing may waive this fee in the future.

- *Trademark License Agreement between Netease Beijing and Guangzhou Netease.* Netease Beijing granted Guangzhou Netease a license to use Netease Beijing's registered trademarks on the NetEase Web sites in China for license fees of RMB10,000 per year. Netease Beijing may waive this fee in the future.

- *Exclusive Technical Services Master Agreement between Netease Beijing and Guangzhou Netease.* Netease Beijing provides Guangzhou Netease with technical services for the operation of the NetEase Web sites, including:

  - server maintenance;

  - server application software development;

  - Internet application software development;

  - training; and

  - e-commerce related services.

  Guangzhou Netease pays monthly service fees to Netease Beijing based on the actual operating circumstances of the parties. Netease Beijing may unilaterally adjust such fees. Netease Beijing is Guangzhou Netease's exclusive provider of these services.

  Netease Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou Netease.

- *Exclusive Consulting and Services Agreement between Netease Beijing and Guangyitong Advertising.* Netease Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase Web sites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase Web sites, and Netease Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to Netease Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising's advertising revenue, net of the related business tax and cultural development fee. Netease Beijing may unilaterally adjust such fees. Netease Beijing will be Guangyitong Advertising's exclusive provider of these services. The initial term of this agreement will be 10 years.

- *Exclusive Advertising Agency Agreement between NetEase and Guangzhou Netease.* Guangzhou Netease appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou Netease in markets outside of China. NetEase pays Guangzhou Netease 10% of the total advertising revenue under this agreement per month.

- *Online Advertising Agreement between Guangzhou Netease and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000.* Guangzhou Netease sells all of the banner space on the NetEase Web sites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays

Guangzhou Netease RMB 10,000 per year. Guangzhou Netease may waive this fee in the future. The initial term of this agreement will be 10 years.

- *Trademark Transfer Agreement between Guangzhou Netease and Netease Beijing.* Guangzhou Netease has agreed to transfer its registered trademarks to Netease Beijing.

- *Supplemental Agreement between Netease Beijing and Guangzhou Netease.* Netease Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou Netease's consent and may not provide technical service to any third party.

- *Operating Agreement among Netease Beijing, Guangyitong and the ultimate shareholders of Guangyitong Advertising.* To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of Netease Beijing.

  The parties have agreed that upon Netease Beijing's determination and at any time when Netease Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising, Netease Beijing will acquire all of the assets or equity interests of Guangyitong Advertising, to the extent permitted by Chinese law. The consideration for such acquisitions will be based on the book value of Guangyitong Advertising at the time of acquisition.

  Netease Beijing has agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations.

  The ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from Netease Beijing, they will appoint or terminate Guangyitong Advertising's board members, General Manager, Chief Financial Officer and other senior officers.

  Netease Beijing has the right to transfer and sell its interests in the Operating Agreement or any other agreements between it and Guangyitong Advertising.

- *Shareholder Voting Rights Trust Agreement among William Lei Ding, Bo Ding and Netease Beijing.* Bo Ding irrevocably appoints Netease Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Lei Ding and Bo Ding agree to cause Guangzhou Netease to irrevocably appoint Netease Beijing to represent Guangzhou Netease to exercise all the voting rights to which Guangzhou Netease is entitled as a shareholder of Guangyitong Advertising.

- *Termination Agreements between Netease Beijing and Guangzhou Netease.* Netease Beijing and Guangzhou Netease terminated previously existing contracts related to Netease Beijing's rights with respect to the operation of Guangzhou Netease, the lease of equipment from Netease Beijing to Guangzhou Netease and the sublease of leased lines from Netease Beijing to Guangzhou Netease. Under the Termination Agreements, Netease Beijing agrees to provide without charge to Guangzhou Netease equipment related to the operation of Internet information services.

- *Agreement between Netease Beijing and Guangzhou Netease.* Netease Beijing agrees to pay the operating costs of Guangzhou Netease.

- *Letter of Agreement.* Each of William Lei Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating Agreement described above, as well as all other agreements to which Guangzhou Netease, Guangyitong Advertising and/or William Lei Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Lei Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou Netease or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board.

Voting Arrangement. The News Corporation Limited has the right to nominate one director to our board of directors. Upon nomination, certain of our shareholders holding a majority of our outstanding shares, including our largest shareholder, Shining Globe, have agreed to vote their shares in favor of the appointment of The News Corporation's nominated director. The News Corporation's right to nominate one director and certain of our shareholders', including Shining Globe's, agreement to vote their shares in favor of the director nominated by The News Corporation, will be in effect for so long as The News Corporation owns more than 4.25% of our total issued and outstanding share capital. On October 3, 2000, The News Corporation exercised this right and Lawrence Joseph Smith was nominated and elected to our board. In November 2001, Mr. Smith resigned from an affiliate of The News Corporation and from our board, at which time John Lau was nominated and elected to our board in this manner.

Co-Sale Rights. Under the term of the investors' rights agreement among The News Corporation, Shining Globe and certain other shareholders, for so long as The News Corporation owns at least 4.25% of our outstanding share capital, it has the right, at its option, to sell its shares if Shining Globe proposes to sell any of its shares, on the same terms and conditions as Shining Globe. To the extent any prospective purchaser of Shining Globe's shares refuses to purchase The News Corporation's shares, Shining Globe may not sell its shares unless Shining Globe purchases The News Corporation's shares.

Strategic Alliance with The News Corporation. In March 2000, we issued 2,560,556 of our Series B preference shares to Best Alliance Profits Limited, a company controlled by The News Corporation Limited, in exchange for US$35 million in cash together with on-air advertising and promotional services. In connection with this issuance, we entered into an agreement with News Digital Ventures, an affiliate of The News Corporation Limited, which provides for cooperation between us and The News Corporation. As part of the consideration for the issuance of our Series B preference shares, The News Corporation and its affiliates will provide us with on-air advertising and promotional inventory with a value of US$5 million on The News Corporation's media properties, including Channel [V], ESPN Star Sports, Phoenix TV and STAR TV. We have agreed to use at least US$1 million of the inventory within one year, and at least US$2 million in each of the next two years. As of March 31, 2002, we have used US$1 million of the inventory and have contracted to use an additional US$2 million of the inventory before May 11, 2003. In addition, The News Corporation and its affiliates have agreed to spend US$5 million on on-line advertising on the NetEase Web sites during this time, including US$1 million within one year and US$2 million in each of the next two years. As of March 31, 2002, The News Corporation has used approximately US$1 million of this advertising inventory. If News Corporation and its affiliates are collectively the largest committed buyer of advertising on the NetEase Web sites, they will be entitled to purchase this advertising on terms that are no less favorable than those that are applicable to any other non-affiliated buyer.

The News Corporation has a right of first refusal to provide Chinese language content to the NetEase Web sites in the areas of popular music, sports and movies and general entertainment. We and The News Corporation have also agreed to cross-license Internet tools and technologies and participate in cross-promotional and marketing activities. However, no cross-licensing, cross-promotional or marketing activities have been performed by us and The News Corporation to date, and we do not expect that they will be performed in the future.

Share Transfers to Certain Senior Management Personnel and Key Employees. In 1999, Shining Globe International Limited, which is 100% owned by William Lei Ding, our founder, Chief Architect majority shareholder and a director, agreed to transfer an aggregate of 109,694,200 ordinary shares to certain senior management personnel and key employees. These share transfers were effected in January 2000. The share transfer commitments were made to provide incentives to senior management personnel and key employees to join our company. The fair market value of these shares as of the date of such agreement (RMB45.4 million or US$5.5 million) was charged to our earnings in 1999 as share compensation costs in accordance with U.S. GAAP, with a corresponding increase in additional paid-in capital. Furthermore, in March 2000, January 2001 and January 2002, William Lei Ding transferred 1,945,200, 8,757,100 and 4,609,000 shares, respectively, to certain employees.

In addition, Shining Globe has agreed to transfer 4,609,000 ordinary shares for services to be rendered by one of those individuals on January 1, 2003. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation, which are amortized over the related vesting periods.

Except for the voting arrangements described above, our major shareholders do not have different voting rights than any of our other shareholders.

Loans and Advances. We have entered into loan agreements with four related parties, the proceeds of which were used to purchase our ADSs. The loans bear an interest rate of five percent and are due one year from the date of disbursement of the loan proceeds. As of March 31, 2002, the amounts disbursed to the related parties were approximately US$777,000 in the aggregate. These loans are currently in default by their terms, and to date, they have not been repaid. We are currently negotiating with these parties for a full or partial repayment of the loans. In addition, we have loaned US$250,000 to a former employee of our company pursuant to an oral arrangement, and we consider this loan to also be in default. We have made full provision for these loans in our audited financial statements for the year 2001, which impacted our statement of operations. Please refer to our audited financial statements for the year 2001 and the accompanying notes contained in our 2001 annual report.

We have also loaned US$235,000 to William Lei Ding, our founder, Chief Architect, majority shareholder and a director. This loan bears an interest rate of six percent per annum, and the entire amount of accrued but unpaid interest and the principal balance outstanding are due and payable on November 11, 2006.

COMPENSATION COMMITTEE REPORT

The compensation committee of the board of directors is responsible for reviewing and making recommendations to the board regarding compensation policies and all forms of compensation to be provided to NetEase's executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all other employees. The compensation committee also has the exclusive responsibility for the administration of the NetEase.com, Inc. 1999 Stock Incentive Plan and 2000 Stock Incentive Plan, and it has delegated the power to award options under those plans for non-executive officers to NetEase's chief executive officer.

The fundamental policy of the compensation committee is to provide NetEase's chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. It is the compensation committee's objective to have a substantial portion of each officer's compensation contingent upon the company's performance as well as upon his or her own level of performance. Accordingly, the compensation package for the chief executive officer and executive vice presidents is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company's shareholders. As an executive officer's level of responsibility increases, it is the intent of the compensation committee to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

NetEase's executive compensation is intended to be consistent with leading companies in the Internet and telecommunications industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2001, the principal measures the compensation committee looked to in evaluating the company's progress toward these objectives were growth in revenue, net profits and usage of the NetEase Web sites. In addition, the compensation committee took into account the effect on the company's compensation policies and its ability to recruit and retain suitable managers which resulted from the company's restatement of its audited financial statements for the year 2000, the civil litigation that was initiated in 2001 against the company, certain of its current and former employees and others, the suspension of trading in the company's shares on Nasdaq from September 2001 until January 2, 2002, and the high staff turn-over experienced by the company in 2001.

Executive compensation is based on three components, each of which in intended to serve the overall compensation philosophy.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the compensation committee deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the compensation committee considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The compensation committee also considers companies outside the industry which may compete with NetEase in recruiting executive talent.

Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee's level of responsibility, the larger the portion of the individual's compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the Company's achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. The actual bonus paid for the year to each of the Named Executive Officers is indicated in the Bonus column of the Summary Compensation Table.

Long-Term Compensation. The compensation committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options include the individual's position in the company, his or her performance and responsibilities, and internal comparability considerations.

Each option grant under the 2000 Stock Incentive Plan allows the employee to acquire shares of ordinary shares at a fixed price per share over a specified period of time of not more than 10 years. The compensation committee determines the vesting schedule of awards granted under the plan.

The exercise price of incentive stock options must be at least equal to the fair market value of the company's shares on the date of grant, and the term of the option must not exceed ten years. The purchase price of non-qualified stock options must be at least 85% of the fair market value of the company's shares on the date of grant. With respect to an employee who owns shares possessing more than 10% of the voting power of all classes of outstanding capital, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the company's shares on the date of grant and the term of the option must not exceed five years. The exercise or purchase price of other awards will be such price as determined by the compensation committee.

As a result of these provisions, the option will provide a return to the executive officer only if the executive officer remains employed by the company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The compensation committee does not adhere to any specific guidelines as to the relative option holdings of the company's executive officers. The actual options granted to each of the Named Executive Officers in the Summary Compensation Table is indicated in the Long-Term Compensation column.

The board suspended the 1999 Stock Incentive Plan in February 2000, meaning that no new awards will be granted under that plan unless the board makes it effective again. All outstanding awards already granted under the 1999 Stock Incentive Plan will remain in full force and effect in accordance with the applicable award agreement and that plan as if that plan had not been suspended.

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our former Chief Executive Officer who resigned in June 2001, King F. Lai, had a base salary for 2001 of US$400,000 on an annualized basis. In 2001, the annual base salary of William Ding, who was our acting Chief Executive Officer from June 2001 until September 2001 (and was prior to that period, and continues to be, our Chief Architect), was US$93,500.

Our current acting Chief Executive Officer, Ted Sun, who assumed this position in September 2001 receives a base salary of US$240,000. In determining his base salary, the compensation committee compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating the company's ability to recruit a suitable person for this position, either on a permanent or interim basis, given the recent events in the company.

Compensation Committee

Kathy Xin Xu
Michael Sui Bau Tong
Mary Nee

AUDIT COMMITTEE REPORT

The audit committee has reviewed and discussed NetEase's audited financial statements with management and has discussed certain required matters with its independent auditors, in accordance with Statement of Auditing Standards ("SAS") No. 61, as amended by SAS No. 90. NetEase's independent auditors also provided written documentation to the audit committee, describing all relationships between the auditors and the company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence.

Based on the above-mentioned review and discussions with management and the independent auditors, the audit committee recommended to the board that the company's audited financial statements be included in its Annual Report on Form 20-F for the year ended December 31, 2001. The audit committee also recommended the re-appointment of the independent auditors and the board concurred in such recommendation.

Audit Committee

Kathy Xin Xu
Michael Sui Bau Tong
Mary Nee

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return data for our ADSs, each of which represents 100 of our ordinary shares, since July 6, 2000 (the date on which our ADSs were first publicly offered) against the cumulative return over such period of:

- The Nasdaq National Market Composite Index, and
- the Goldman Sachs Internet Index.

The graph assumes that US$100 was invested on July 6, 2000 in our ADSs and in each of the comparative indices. The graph further assumes that such amount was initially invested in the ADSs at a per share price of US$15.50, the price at which such ADSs were first offered to the public on the date of our initial public offering. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


NetEase.com, Inc.
Nasdaq Composite index
Goldman Sachs Internet Index
120
100
80
60
40
20
0
6-Jul-00
29-Sep-00
31-Dec-00
31-Mar-01
30-Jun-01
31-Sep-01
31-Dec-01

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Ted Sun
Member of the Board of Directors and
Acting Chief Executive Officer

Dated: April 30, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NETEASE.COM, INC. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 6, 2002

The undersigned shareholder of NETEASE.COM, INC., a Cayman Islands company (the "Company"), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated April 30, 2002, and hereby appoints Ted Sun and Denny Lee or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on June 6, 2002 at 10:00 a.m., Beijing time, at the Company's principal executive offices, 15th Floor, North Tower, Beijing Kerry Centre, No. 1 Guang Hua Road, Chao Yang District, Beijing, People's Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. Ted Sun	5. Michael Sui Bau Tong
2. William Lei Ding	6. Kathy Xin Xu
3. Mary Nee	7. John Lau
4. Denny Lee	

[ ] FOR ALL NOMINEES

[ ] AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

____

[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

____

PROPOSAL NO. 2: Re-appoint Arthur Andersen • Hua Qiang as independent auditors of the Company for the fiscal year ending December 31, 2002.

[ ] FOR [ ] AGAINST [ ] ABSTAIN

DATED: _______________, 2002

SHAREHOLDER NAME:

____

____
Signature

____
Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this proxy card back as soon as possible!

Exhibit 99.2

網易 NETEASE
www·163·com

www.163.com

Power to the People

网聚人的力量

Annual Report 2001


What if people were left to celebrate alone?

Table of Contents

Letter To Our Fellow Shareholders

Dear Shareholders,

First, let us express our sincere gratitude for the support you have given us throughout 2001, which was a challenging year for the Internet sector worldwide. Our company also faced particular hurdles during the year, such as senior management changes, the restatement of our financial statements for the year 2000, and the temporary suspension of trading of our American Depositary Shares on the Nasdaq National Market. Despite these hurdles, our operations have continued their rapid growth, and the NetEase Web sites remain one of the most popular online destinations for Internet users in China.

With the dedicated work of our staff, we had numerous meaningful achievements during last year. For example, the NetEase Web sites have experienced consistent growth in the number of registered users and average daily pageviews. At the end of last year, the NetEase Web sites had 43.2 million registered users, an increase of 213% from the beginning of the year, and average daily pageviews increased 149% to 174.4 million. We also expanded the range of products and services we offer to enrich the user experience when visiting the NetEase Web sites. We will continue to strive to improve the content and service offering on the NetEase Web sites in order to ensure that our strong market position can be maintained.

Notwithstanding the healthy growth in the popularity of the NetEase Web sites, we reported a decline in total revenue for last year, due mainly to a decrease in advertising revenue, but mitigated in part by an increase in other revenues. The decrease in advertising revenue resulted primarily from the general slowdown and intense competition in the online advertising market, as well as the turnover in our management and staff. However, with a somewhat improved climate in the online advertising market and the enhancement of our management team, we have seen a recovery in our advertising sales activities recently, which we hope will continue for the remainder of 2002. Toward this goal, we will continue to bring innovative marketing solutions to our advertising clients.

In addition to online advertising, a key pillar of our strategy has been to explore ways to monetize the enormous user base of the NetEase Web sites. We have experienced initial success in this strategy by launching a series of new fee-based premium services during last year, such as wireless services (including Short Messaging Services), paid Web hosting services, fee-based premium e-mail (for both corporate and individual users), online games and other services. We believe that such services have been well-received by our users, in particular the wireless services. As a result of this strategy of broadening our revenue sources, we were able to achieve a substantial increase in our revenue derived from e-commerce and other services last year.

We believe that the Internet industry in China has reached a point where users have started to understand the benefits of fee-based value-added services, and we are committed to capturing more revenue opportunities in this area. In addition to continuously refining and improving our existing services, we plan to further identify new market opportunities and thereby develop new value-added services to suit our users' interests and needs. In particular, wireless services and online games have been two areas of focus.

In connection with our introduction of a new online game, "Westward Journey Online," at the end of last year, we have introduced a prepaid debit point card which we expect will facilitate the usability and growth of all of our fee-based services. Traditionally, making online payments in China has been problematic for a variety of reasons, which has inhibited the use of paid services. To address this problem, we launched the "NetEase point card" which users can buy for cash at local stores and other locations in China. The points contained in this card can then be used to pay for the use of various online services offered on the NetEase Web sites, such as playing time for online games. We believe that advances such as this which enable users to more easily access and enjoy our many services are key to our future growth.

Although the path to profitability is challenging and often unpredictable, we believe we are on the right track. We look forward to that exciting challenge, and we thank you once again for your past and future support of our company.

Sincerely,
Ted Sun
Acting Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect", "anticipate", "intend", "believe", or similar language. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

NetEase is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of March 31, 2002, we had more than 50 million registered users, and our average daily page views exceeded 200 million.

In 2001, we continued to develop our various fee-based premium services and online entertainment services, including wireless services , premium e-mail services for both corporate and individual users, online games and other subscription-type products. We believe that we will continue to rely on advertising revenues as one of our primary revenue sources for the foreseeable future, but we anticipate that the revenues generated by these fee-based premium services and online entertainment services will also constitute a significant portion of our future revenues.

We have incurred significant net losses and have had negative cash flows since our inception. As of December 31, 2001, our accumulated deficit was RMB454.1 million (US$54.9 million). We anticipate incurring net losses for the foreseeable future. These losses have been funded principally with proceeds from the issuance of our American Depositary Shares at our initial public offering, which was completed in July 2000.

Our critical accounting policies regarding our recognition of revenues are discussed under the heading "Revenues" below.

Our corporate structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2001, we had three directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, and NetEase (U.S.) Inc., or NetEase US. NetEase Beijing and NetEase US were established before 2000, and NetEase Shanghai was established on May 14, 2000.

Beijing NetEase Interactive Network Technology Co., Ltd., or NetEase INT, was established on November 28, 2000 by our company and NetEase Beijing, which owned 80% and 20%, respectively, of the equity interest in NetEase INT. NetEase INT remained dormant since its establishment. On March 4, 2002, an approval was obtained from the relevant Chinese authorities for its dissolution.

As the exclusive Internet technology provider to Guangzhou NetEase Computer System Co. Ltd., or Guangzhou NetEase, we provide a variety of Internet applications, technologies and services to support Guangzhou NetEase's operation of the NetEase Web sites and our e-commerce related services.

Guangzhou NetEase is a limited liability company organized under the laws of China and is controlled and owned by our principal shareholder. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase Web sites. Guangzhou NetEase's 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination.

We have entered into a series of contractual arrangements with Guangzhou NetEase and Guangyitong Advertising with respect to the operation of the NetEase Web sites and the provision of advertising services. Our services to Guangzhou NetEase and Guangyitong Advertising constitute the majority of our operations.

Revenues

Our total revenues decreased from RMB33.0 million in 2000 to RMB28.3 million (US$3.4 million) in 2001. We generate our revenues from advertising services, e-commerce and other services and software licensing and related integration projects. In mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase.

Other than revenues from our related parties, Guangzhou NetEase and Guangyitong Advertising, no customer individually accounted for greater than 10% of our total revenues for 2000 and 2001. This compares with two customers to whom we provided Internet advertising services that individually represented greater than 10% of our total revenues for 1999.

Revenues from barter transactions primarily relate to advertising and decreased in 2000 and 2001 as a result of the development of our business. As our business grew and our cash resources improved, we were able to enter into more cash transactions and became less reliant on barter transactions in providing or receiving services. Prior to January 20, 2000, barter transactions were recorded at the estimated fair market value of the services received or estimated fair market value of the services provided, whichever was more readily determinable. Effective from January 20, 2000, we adopted the consensus reached in Emerging Issue Task Force, or EITF 99-17, to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. In 2000 and 2001, the recognized revenues and expenses derived from barter transactions were RMB0.7 million (US$0.1 million) for each of those years. We also engaged in some advertising barter transactions in 2000 and 2001 for which the fair value is not determinable within the limits of EITF 99-17, and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits and information content provided by the counterparties.

Advertising services revenues

We currently derive our advertising services revenues from fees we earn from Guangyitong Advertising for services that we provide in connection with advertisements placed on the NetEase Web sites and advertising-related technical consulting services. Prior to 2000, we also received advertising services revenue from fees we received from advertisers on the NetEase Web sites.

We have entered into an agreement with Guangyitong Advertising under which we are the exclusive provider of advertising-related technical consulting services to Guangyitong Advertising, and under which we receive a service fee. Since December 1999, we have recognized advertising services revenues that we earn through this arrangement as services are rendered and the service revenues are earned under the agreement. The service fee that we charge includes substantially all of the advertising revenues of Guangyitong Advertising, net of a 5% business tax, a 3% cultural development fee and certain surcharges that apply to these revenues. We recognize advertising services revenues from Guangyitong Advertising at the same time that Guangyitong Advertising recognizes its advertising revenues.

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and collection of the resulting receivables is probable. Guangyitong Advertising's obligations to the advertisers typically also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. These types of advertising contracts are known as CPM contracts. As a result, to the extent that minimum guaranteed impressions are not met within the contractual time period, Guangyitong Advertising defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. We anticipate that the proportion of revenue generated from CPM contracts to total advertising revenue will decrease in the near future as we have been more focused recently on entering into advertising contracts which fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions.

E-commerce and other services revenues

We currently derive all our e-commerce and other services revenues from fees earned pursuant to a series of agreements with Guangzhou NetEase under which we provide Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase in exchange for a service fee. Since December 1999, we have recognized e-commerce and other services revenues that we earn through this arrangement as the services are rendered and the services revenues are earned under the e-commerce and other services agreements. The service fee that we charge includes substantially all of the e-commerce and other services revenues recognized by Guangzhou NetEase, net of a 5.5% business tax and certain surcharges that apply to these revenues. Prior to 2001, we derived our e-commerce related services revenues from third parties as well as from Guangzhou NetEase. We recognize services revenues from Guangzhou NetEase at the same time that Guangzhou NetEase recognizes its e-commerce and other services revenues.

Guangzhou NetEase earns its e-commerce related services revenues from the NetEase Web sites' online shopping mall, online auctions, referral fees from e-commerce companies, and e-commerce solutions.

Guangzhou NetEase launched our online shopping mall platform in July 2000. As of March 31, 2002, this online shopping mall had 33 "online stores" operated by merchant tenants. From the fourth quarter of 2001, all of the online stores paid Guangzhou NetEase fixed service fees, which Guangzhou NetEase recognized ratably over the period of the leases of the e-commerce platforms. Prior to that, a small portion of the online stores paid Guangzhou NetEase commissions based on that merchant's revenues and we also received referral fees from online shopping mall partners of the NetEase Web sites. Each online shopping mall partner paid Guangzhou NetEase a commission, based on revenues which it earns from these referrals.

Prior to October 2000, Guangzhou NetEase earned revenues from services to online auction sellers, whether businesses or consumers, which Guangzhou NetEase recognized ratably over the period of the lease of our e-commerce platform. In October 2000, we established a co-branded online trading and auction channel in partnership with EachNet, China's largest auction site. We earn both fixed upfront fees and referral fees from EachNet. EachNet has informed us that it considers our contract regarding our co-branded Web site arrangements has been terminated in 2002, and to date, we have been unable to resolve this issue or to enter into a new agreement. However, our co-branded Web site remains in operation. We cannot predict whether our business arrangements with EachNet will remain in effect or be modified or terminated in the future, and accordingly, we can provide no assurance that we will receive any further revenue in connection with our co-branded Web site.

Guangzhou NetEase generates revenues from referral fees paid by e-commerce partners of the NetEase Web sites, based on click-through rates or user referral rates.

Guangzhou NetEase's e-commerce solutions services have been changed from platform testing and software solutions services to online shopping mall, auction and news publishing conducted through the Internet. These revenues are recognized upon completion of the respective total contract and acceptance by the customer.

As mentioned previously, we continued to develop our various fee-based premium services and online entertainment services in 2001, which include wireless services, premium e-mail services for both corporate and individual users, online games and other subscription-type services. Some of these services have commenced to generate revenues for Guangzhou NetEase in 2001.

In 2001, Guangzhou NetEase received wireless services revenues from its customers via two China mobile phone companies, which charged Guangzhou NetEase services fees. Guangzhou NetEase recognizes its share of revenues and services fees when services are provided based on confirmations from these mobile phone companies and, in some instances, on our management's estimates after consultation with the mobile phone company. The amount recognized is then adjusted, if necessary, to actual cash receipts we receive. For the other fee-based premium services, Guangzhou NetEase received most of the revenues directly from its customers. Revenues from such fee-based premium services were recorded on a net basis ratably over the period when services are provided. We anticipate that revenues from wireless services and premium e-mail services will continue to grow in 2002 as income levels and familiarity with new technologies continue to grow in China.

Software licensing and related integration projects revenues

Prior to 2000, software licensing and related integration projects revenues consisted of fees received from licensing, services and post-contract customer support. We ceased our software licensing and related integration projects business in 1999. Our revenues in 2000 and 2001 consisted only of the recognition of deferred revenue which was brought forward for post-contract customer support.

We generally provide our customers with post-contract support, for one year or less, on our software products. Such support is generally hot-line support and may involve unspecified upgrades or enhancements. For post-contract support services that are for a period of one year or less, we recognize revenues when the following criteria are met:

- persuasive evidence of an arrangement;
- delivery has occurred and services have been performed;
- the sales amount is fixed or determinable; and
- the collectibility is probable.

We occasionally provide post-contract support services that extend beyond one year. In such event, we would recognize revenues for applicable contracts ratably over the terms of those contracts. Although we continue to perform occasional projects in this area for customers upon request, we expect this category of revenues to remain immaterial to our business.

Cost of Revenues

Advertising, e-commerce and other services costs

Advertising, e-commerce and other services costs represent those direct costs for operating the NetEase Web sites, which consist primarily of server custody and bandwidth fees, content fees, staff costs, depreciation and amortization of computers and software, and other direct costs.

NetEase Beijing, NetEase Shanghai and Guangzhou NetEase lease bandwidth from China Telecom affiliates. NetEase Beijing and Guangzhou NetEase have network servers co-located in facilities owned by China Telecom's affiliates, for which they pay custody fees to China Telecom. We pay our bandwidth lease payments and server custody fees on a monthly basis. In addition, as a result of our arrangements with Guangzhou NetEase, we also pay for Guangzhou NetEase's bandwidth lease payments and server custody fees on a monthly basis. These costs are recognized in full as incurred.

Staff costs consist primarily of compensation expenses for our e-commerce and editorial professionals.

We depreciate our computer equipment, software and other assets (other than leasehold improvement) on a straight-line basis over their estimated useful lives, which range from one to five years.

Software licensing and related integration projects costs

We did not incur any costs relating to software licensing and related integration projects in both 2000 and 2001 after the cessation of the business in 1999.

Operating Expenses

Operating expenses include selling, general and administrative expenses and research and development expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of marketing and advertising; salary and welfare expenses and share compensation costs; office rental; recruiting expenses; and travel expenses. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Research and development expenses

Research and development expenses consist principally of compensation for our research and development professionals.

Share Compensation Costs

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Incentive Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Incentive Plan with a new stock option plan, called the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan was subsequently amended and restated in May 2001. During 2000 and 2001, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under the 2000 Stock Incentive Plan. The vesting period for these options generally ranges from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

In connection with the above option grants, the net balance of the deferred compensation costs was approximately RMB2.0 million (US$0.2 million) as of December 31, 2001, which is to be amortized and charged to expense starting from the grant date and through the end of the vesting periods of the underlying options.

For 2001, we recorded share compensation costs of approximately RMB2.4 million (US$0.3 million). These costs have been allocated to (i) advertising, e-commerce and other services costs, (ii) selling, general and administrative expenses and (iii) research and development expenses, depending on the functions for which these personnel and employees are responsible. We expect that share compensation costs in 2002 may increase as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a "New and High Technology Enterprise". According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local tax from 2000 onwards.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%. For the years ended December 31, 1999, 2000 and 2001.

Guangzhou NetEase is a Chinese domestic enterprise and is generally subject to a 33% EIT. However, Guangzhou NetEase was categorized as a small-sized tax payer by the local tax bureau of Guangzhou, China. According to the relevant tax circulars issued by the local tax bureau of Guangzhou, Guangzhou NetEase is subject to different EIT rates depending on the nature of its taxable revenues.

If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

We are generally subject to a business tax of 5% on our service revenues. Prior to the cessation of our software licensing and related integration projects business in 1999, we earned revenues from the sale of computer hardware purchased on behalf of customers. Such revenues were generally subject to a 17% value added tax, which was offset by value added taxes paid on purchases.

NetEase Beijing had tax loss carryforwards of approximately RMB162.4 million (US$19.6 million) as of December 31, 2001 for EIT purposes. Approximately RMB6.6 million (US$0.8 million), RMB75.3 million (US$9.1 million) and RMB80.5 million (US$9.7 million) of such losses will expire in 2004, 2005 and 2006, respectively. NetEase Shanghai had tax loss carryforwards of approximately RMB44.8 million (US$5.4 million) as of December 31, 2001 for EIT purposes. Approximately RMB23.5 million (US$2.8 million) and RMB21.3 million (US$2.6 million) of such losses will expire in 2005 and 2006, respectively. A valuation allowance has been provided to offset gross deferred tax assets due to the uncertainty surrounding the realizability of such assets. There can be no assurance that NetEase Beijing and NetEase Shanghai will be able to utilize net operating loss carryforwards before their expiration.

In addition, the preferential EIT tax treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, it would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply. In that case, the tax impact of the loss carryforwards and the valuation allowance as of December 31, 2001 would have been higher by approximately RMB29.2 million.

Material Commitments

As of December 31, 2001, we had lease commitments for office rentals of RMB6.9 million (US$0.8 million), RMB1.9 million (US$0.2 million) and RMB1.3 million (US$0.2 million) payable in 2002, 2003 and 2004 respectively. In additional, we had lease commitments for server custody fee of RMB11.3 million (US$1.4 million) payable in 2002.

Outstanding Litigation and Contingent Liabilities

Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming our company, certain of our current and former officers and directors, and the underwriters of our initial public offering as defendants. To date, the complaints have not been consolidated into a single action. The above lawsuits seek certification as a class action to represent those persons who purchased our American Depositary Shares during the period from July 3, 2000 to August 31, 2001. In general, the complaints allege, among other things, that (i) our initial public offering violated the U.S. securities laws because the financial statements accompanying the offering's registration statement misstated our revenue; and (ii) we committed securities fraud by materially misstating our revenue in our 2000 financial statements.

At the present time, we cannot estimate what damages, if any, may be payable in connection with this litigation. The ultimate resolution of this matter may have a material adverse impact on the results of operations in the period in which it is resolved.

Consolidated Results of Operations

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the year ended December 31,					
	1999		2000		2001	
	RMB	%	RMB	%	RMB	%
Revenues:						
Advertising services (including revenues of RMB818,075, RMB30,067,477 and RMB 14,163,952 (US$ 1,711,325) from related parties in 1999, 2000 and 2001, respectively)	10,796,074	64.4	30,067,477	91.2	14,163,952	50.0
E-commerce and other services (including revenues of nil, RMB1,094,859 and RMB14,103,151 (US$1,703,978) from a related party in 1999, 2000 and 2001, respectively)	2,459,101	14.6	2,455,834	7.4	14,103,151	49.9
Software licensing and related integration projects	3,515,831	21.0	450,350	1.4	33,218	0.1
Total revenues	16,771,006	100.0	32,973,661	100.0	28,300,321	100.0
Sales and value-added taxes	(1,150,169)	(6.9)	(2,476,444)	(7.5)	(2,274,784)	(8.0)
Net revenues	15,620,837	93.1	30,497,217	92.5	26,025,537	92.0
Cost of revenues:						
Advertising, e-commerce and other services (including cost reimbursements to a related party of RMB1,974,834, RMB2,098,127 and RMB796,454 (US$96,230) in 1999, 2000 and 2001, respectively)	(5,540,600)	(33.0)	(38,738,335)	(117.4)	(60,058,488)	(212.3)
Software licensing and related integration projects	(258,819)	(1.5)	–	–	–	–
Share compensation cost*	(6,296,816)	(37.6)	(1,171,084)	(3.6)	–	–
Total cost of revenues	(12,096,235)	(72.1)	(39,909,419)	(121.0)	(60,058,488)	(212.3)
Gross profit (loss on revenues)	3,524,602	21.0	(9,412,202)	(28.5)	(34,032,951)	(120.3)
Operating expenses:						
Selling, general and administrative expenses (including cost reimbursements to a related party of RMB466,259, RMB3,124,247 and RMB1,884,823 (US$227,729) in 1999, 2000 and 2001, respectively)	(16,709,221)	(99.6)	(162,922,561)	(494.1)	(181,560,624)	(641.5)
Asset impairment loss	–	–	–	–	(2,766,543)	(9.8)
Research and development expenses	(964,855)	(5.8)	(9,525,436)	(28.9)	(11,169,454)	(39.5)
Share compensation cost*	(39,116,583)	(233.2)	(12,668,476)	(38.4)	(2,357,758)	(8.3)
Total operating expenses	(56,790,659)	(338.6)	(185,116,473)	(561.4)	(197,854,379)	(699.1)
Operating loss	(53,266,057)	(317.6)	(194,528,675)	(589.9)	(231,887,330)	(819.4)
Other income (expenses):						
Sales of 163.net usage rights	1,500,000	8.9	–	–	–	–
Investment impairment loss	–	–	–	–	(8,924,381)	(31.5)
Interest income	357,160	2.1	27,858,710	84.5	17,571,187	62.1
Interest expense	–	–	(2,589,735)	(7.9)	(9,882,874)	(35.0)
Other, net	(494,018)	(2.9)	(9,099)	–	(40,516)	(0.1)
Loss before tax	(51,902,915)	(309.5)	(169,268,799)	(513.3)	(233,163,914)	(823.9)
Provision for income tax	(71,338)	(0.4)	–	–	–	–
Net loss	(51,974,253)	(309.9)	(169,268,799)	(513.3)	(233,163,914)	(823.9)
* Share compensation cost						
Cost of revenues – advertising, e-commerce and other services	(6,296,816)	(37.6)	(1,171,084)	(3.6)	–	–
Selling, general and administrative expenses	(34,346,268)	(204.8)	(7,437,230)	(22.6)	(204,423)	(0.7)
Research and development expenses	(4,770,315)	(28.4)	(5,231,246)	(15.8)	(2,153,335)	(7.6)
	(45,413,399)	(270.8)	(13,839,560)	(42.0)	(2,357,758)	(8.3)

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

In 2001, revenues from advertising services, e-commerce and other services and software licensing and related integration projects constituted 50.0%, 49.9% and 0.1%, respectively, of our total revenues. This compares with 91.2%, 7.4% and 1.4%, respectively, of our total revenues in 2000. Our advertising services revenues decreased significantly during 2001 primarily due to the softening of the Internet advertising market in China which led to a decrease in the demand for advertising on the NetEase Web sites, and the intense market competition which affected the general pricing in the Internet advertising market in China. Conversely, revenues from our e-commerce and other services increased significantly during 2001 mainly as a result of the fixed upfront fees and referral fees that we earned from EachNet in connection with the operation of our co-branded trading and auction Web site and the other revenues generated from fee-based services including wireless services, e-mail services and other premium services. Finally, in 2001 our software licensing and related integration projects revenue further decreased as we had previously ceased this line of business but continued to earn fees for post-contract customer support. We expect that advertising and e-commerce and other services will continue to constitute the primary sources of our future revenues.

Revenues

Total revenues decreased by 14.2% to RMB28.3 million (US$3.4 million) in 2001 from RMB33.0 million in 2000. Advertising services revenues decreased by 52.9% to RMB14.2 million (US$1.7 million) in 2001 from RMB30.1 million in 2000, primarily as a result of the softening of the Internet advertising market in China which led to a decrease in demand for advertising on the NetEase Web sites, and the intense market competition which affected the general pricing in the Internet advertising market in China. Average revenue per advertiser decreased from approximately RMB96,000 (US$11,600) in the first quarter to RMB46,000 (US$5,500) in the fourth quarter of 2001. The number of contracted advertisers using the NetEase Web sites decreased from 231 in 2000 to 174 in 2001, with revenues from our top ten advertisers comprising 40.3% of our total advertising services revenues in 2001 as compared to 34.4% in 2000. Despite the recent weakness in the market, we expect that the online advertising market in China will grow as Internet usage in China increases and as more companies accept the Internet as an effective advertising medium.

Revenues from e-commerce and other services increased by 474.3% to RMB14.1 million (US$1.7 million) in 2001 from RMB2.5 million in 2000, mainly as a result of the amortization of the upfront service fee recognized in 2001 of RMB1.0 million (US$0.1 million) and quarterly referral fees of approximately RMB3.3 million (US$0.4 million) that we earned from EachNet. As mentioned previously, EachNet has informed us that it considers our contract regarding our co-branded trading and auction Web site has been terminated in 2002, and while we are in the process of negotiating with EachNet, it is possible that our current business arrangements could be modified or terminated, which in either case could have a material adverse effect on our e-commerce revenues in future periods. In addition, the increase in total revenues from fee-based services in 2001, predominantly from wireless services and to a lesser extent from premium e-mail and other services, totaled RMB6.7 million (US$0.8 million).

We ceased our software licensing and related integration projects business in 1999. Our revenues in 2000 and 2001 consist only of the recognition of deferred revenue which was brought forward for post-contract customer support and totaled RMB33,000 (US$4,000) in 2001, compared to RMB450,000 in 2000. In 2002, we provided certain corporate solution services to a customer in connection with the purchase of servers and computer equipment, development of software and custody and maintenance of servers. We cannot predict whether we will continue to earn revenues from similar transactions in the foreseeable future, but we expect that we will provide these or other similar services to customers upon request.

Cost of revenues

Our cost of revenues increased by 50.5% to RMB60.1 million (US$7.3 million) in 2001 from RMB39.9 million in 2000, primarily due to the overall expansion of our business, including in particular the increase in Internet connection costs, such as server related and bandwidth costs to support the large increase in traffic on the NetEase Web sites, offset in part by a decrease in staff costs. The average daily page views on the NetEase Web sites in December 2001 was approximately 174 million as compared to approximately 70 million in December 2000. As a result, our loss on revenues increased to RMB34.0 million (US$4.1 million) in 2001 from RMB9.4 million in 2000.

Staff costs consisted primarily of compensation expenses for our e-commerce and editorial professionals and comprised 15.2% of our total cost of revenues in 2001, compared with 20.8% in 2000. The decrease was mainly due to the reduction in the number of employees during 2001. We expect that staff costs as a percentage of our total cost of revenues will remain stable in the near term.

Depreciation and amortization of computers and software comprised 22.6% of our total cost of revenues in 2001, compared with 17.2% in 2000. The increase was mainly due to the increase in the number of servers during 2001. As we have spent or plan to spend approximately RMB14.7 million (US$1.8 million) towards the purchase of additional servers and switches in 2002, we expect our depreciation expenses to increase in 2002.

Operating expenses

Total operating expenses increased by 6.9% to RMB197.9 million (US$23.9 million) in 2001 from RMB185.1 million in 2000. Operating expenses as a percentage of total revenues increased from 561.4% in 2000 to 699.1% in 2001. The increase in 2001 was mainly due to the substantial fees charged by third parties as discussed in the next paragraph.

Selling, general and administrative expenses increased by 6.7% to RMB181.8 million (US$22.0 million) in 2001 from RMB170.4 million in 2000, primarily due to certain expenses of more than RMB50 million (US$6.0 million) for legal and professional fees and consultancy fees in 2001.

Asset impairment loss represents a provision for impairment loss on the software costs and other assets directly relating to the development of an online game of RMB2.8 million (US$0.3 million). The impairment loss relating to the online game assets was estimated on the basis of the difference between the carrying value of the assets as of December 31, 2001 and the present value of the future cash flows which are likely to be generated from the operation of the online game.

Research and development expenses decreased by 9.7% to RMB13.3 million (US$1.6 million) in 2001 from RMB14.8 million in 2000, primarily due to a decrease in share compensation costs as a result of the resignation of certain management staff in our technical department during 2001.

Other income (expenses)

Other income and expenses in 2001 mainly consisted of the one time non-recurring provisions for the impairment of our investments in a convertible note issued by Ladynow.com Corporation Limited, a corporation in which we invested, and convertible preference shares issued by EachNet of RMB2.1 million (US$0.3 million) and RMB6.9 million (US$0.8 million), respectively, and net interest income of RMB7.7 million (US$0.9 million). The provision for the Ladynow convertible note was necessitated by Ladynow's cessation of operations in 2001. In turn, the EachNet shares were sold back to EachNet in March 2002, and the impairment charge for our investment in EachNet in 2001 represents the difference between our original cost of investment and the consideration paid for the repurchase. The decrease in the net interest income in 2001 as compared with 2000 was due to the decrease in our cash balance and the reduction of interest rates during 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Total revenues increased by 96.6% to RMB33.0 million (US$4.0 million) in 2000 from RMB16.8 million in 1999. Advertising services revenues increased by 178.5% to RMB30.1 million (US$3.6 million) in 2000 from RMB10.8 million in 1999, primarily as a result of expanded Internet advertising operations and an increase in advertising activity on the NetEase Web sites. Furthermore, average revenue per advertiser increased from RMB60,000 (US$7,000) in the first quarter of 2000 to RMB140,000 (US$17,000) in the fourth quarter of 2000. The number of contracted advertisers increased from 110 in 1999 to 231 in 2000, with revenues from our top ten advertisers comprising 34.4% of our total advertising services revenues in 2000.

Revenues from e-commerce and other services decreased by less than 1% to RMB2.5 million (US$0.3 million) in 2000 compared to 1999, primarily as a result of slower than anticipated growth of our e-commerce activities, despite the establishment of a number of e-commerce partnerships with other companies. Revenues from the NetEase Web sites' online shopping mall, online auction platform, referral fees from e-commerce companies, and e-commerce solutions were 25.9%, 43.5%, 11.9% and 18.7%, respectively, of total e-commerce related services revenues in 2000.

We ceased our software licensing and related integration projects business in 2000 but continued to earn revenues on post-contract services provided in 2000 from the recognition of deferred revenue which was brought forward for integration projects which we worked on in 1999. Accordingly, our revenues from software licensing and related integration projects decreased from RMB3.5 million in 1999 to RMB0.5 million (US$54,000) in 2000.

Cost of revenues

Our cost of revenues increased by 229.9% to RMB39.9 million (US$4.8 million) in 2000 from RMB12.1 million in 1999, primarily due to the overall expansion of our business. Our server custody and bandwidth fees increased with the growth of our business in 2000. We increased our staff from 137 employees at December 31, 1999 to 288 employees at December 31, 2000. As a result, we incurred loss on revenues of RMB9.4 million (US$1.1 million) in 2000, as compared with a gross profit of RMB3.5 million in 1999.

Staff costs consisted primarily of compensation expenses for our e-commerce and editorial professionals and comprised 20.8% of our total cost of revenues in 2000, compared with 14.1% in 1999.

Depreciation and amortization of computers and software comprised 17.2% of our total cost of revenues in 2000, compared with 8.0% in 1999.

Operating expenses

Operating expenses increased by 226.0% to RMB185.1 million in 2000 (US$22.4 million) from RMB56.8 million in 1999, primarily due to the overall expansion of our business. Operating expenses as a percentage of total revenues increased from 338.6% to 561.4% primarily as a result of the fact that our operating expenses grew at a faster rate than our revenues from advertising and also as a result of the slight decline in revenues from our e-commerce services in 2000 despite our significant investment in such services.

Selling, general and administrative expenses increased by 233.7% to RMB170.4 million (US$20.6 million) in 2000 from RMB51.1 million in 1999, primarily due to significant personnel increases in 2000. Selling, general and administrative expenses also increased as a result of increased sales and marketing and advertising expenditures, including our "Power to the People" advertising campaign. Our "Power to the People" advertising campaign commenced in the third quarter of 2000. We spent RMB34.6 million (US$4.1 million) on this advertising campaign in the third and fourth quarters of 2000 and saw our user base increase by over 50% in three months. In addition, in 2000, we reimbursed Guangzhou NetEase a total of RMB5.2 million (US$0.6 million) for the costs of operating the NetEase Web sites, compared to RMB2.4 million in 1999.

Research and development expenses increased by 157.3% to RMB14.8 million (US$1.8 million) in 2000 from RMB5.7 million in 1999, primarily due to staff costs of RMB6.9 million (US$0.8 million).

Other income (expenses)

Other income, net of other expenses, increased from RMB1.4 million in 1999 to RMB25.3 million (US$3.1 million) in 2000, which amount consisted primarily of net interest income. In 1999, other income, net of other expenses, consisted of interest income of RMB0.4 million, proceeds from the disposal of the 163.net usage right of RMB1.5 million, and a write-off due to the failure of one of our servers and the accrued tax penalties of RMB0.5 million. The increase in net interest income in 2000 was due to the increase in cash balance arising from the net cash proceeds from our initial public offering in 2000.

Quarterly results of operations data

The following table sets forth selected unaudited quarterly consolidated statement of operations data for each of the four fiscal quarters for the year ended December 31, 2001 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial ez·tements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below for the year ended December 31, 2001 in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

	Quarter Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
Revenues:				
Advertising services	3,444,338	3,458,315	4,191,949	3,069,350
E-commerce and other services	1,554,986	2,025,123	3,017,458	7,505,584
Software licensing and related integration projects	33,218	–	–	–
Total revenues	5,032,542	5,483,438	7,209,407	10,574,934
Sales and value-added taxes	(686,027)	(529,796)	(433,963)	(624,998)
Net revenues	4,346,515	4,953,642	6,775,444	9,949,936
Cost of revenues:				
Advertising, e-commerce and other services	(13,435,463)	(16,888,961)	(15,444,570)	(14,289,494)
Total cost of revenues	(13,435,463)	(16,888,961)	(15,444,570)	(14,289,494)
Loss on revenues	(9,088,948)	(11,935,319)	(8,669,126)	(4,339,558)
Operating expenses:				
Selling, general and administrative expenses	(45,526,863)	(61,063,073)	(45,465,590)	(29,505,098)
Asset impairment loss	–	–	–	(2,766,543)
Research and development expenses	(2,891,847)	(2,553,281)	(2,659,269)	(3,065,057)
Share compensation cost	(3,184,177)	2,669,412	(1,058,507)	(784,486)
Total operating expenses	(51,602,887)	(60,946,942)	(49,183,366)	(36,121,184)
Operating loss	(60,691,835)	(72,882,261)	(57,852,492)	(40,460,742)
Other income (expenses):				
Investments impairment loss	(2,069,475)	–	(6,854,906)	–
Interest income	7,882,834	4,168,617	3,812,026	1,707,710
Interest expense	(2,458,847)	(2,319,348)	(2,605,658)	(2,499,021)
Other, net	(802)	4,950	–	(44,664)
Loss before tax	(57,338,125)	(71,028,042)	(63,501,030)	(41,296,717)
Provision for income tax	–	–	–	–
Net loss	(57,338,125)	(71,028,042)	(63,501,030)	(41,296,717)

Power to the People

Our revenues and results of operations have varied significantly in the past and may fluctuate in the future due to a combination of factors, including:

- the ability of the NetEase Web sites to attract and retain users;
- demand for advertising on the Internet in general and on the NetEase Web sites in particular;
- our ability to successfully implement our e-commerce strategies;
- our ability to update and develop our Internet portal systems and infrastructure;
- our ability to develop new fee-based premium services;
- the receptiveness by users to such fee-based premium services;
- technical difficulties that users may experience on the NetEase Web sites;
- competition in Internet markets, including our competitors' performance in each of the above aspects;
- growth and acceptance of the Internet in China;
- changes in Chinese governmental regulations;
- general economic conditions in China; and
- the outcome of the litigation described above.

Liquidity and Capital Resources

Our capital requirements relate primarily to financing:

(1) our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

(2) costs associated with the expansion of our business, such as the purchase of servers.

Operating activities

Cash used in operating activities was RMB185.7 million (US$22.4 million) in 2001 and RMB124.7 million and RMB15.7 million in 2000 and 1999, respectively. In 2001, cash used in operating activities consisted primarily of our operating loss and decrease in accrued liabilities and amount due to related parties, offset in part by an increase in accounts payable, salary and welfare payable, and decrease in prepayments and other current assets. In 2000, cash used in operating activities consisted primarily of our operating loss and increases in prepayments and other current assets and due from related parties, offset in part by increases in accounts payable, salary and welfare payable and other accrued liabilities. In 1999, cash used in operating activities consisted primarily of our operating loss and increases in accounts receivable and prepayments and other current assets, offset in part by increases in accounts payable, salary and welfare payable, taxes payable and other accrued liabilities.

Investing activities

Cash used in investing activities was RMB67.3 million (US$8.1 million) in 2001, RMB53.0 million in 2000 and RMB9.3 million in 1999. In 2001, cash used in investing activities mainly consisted of the placing of term deposits which had a maturity of more than three months and the purchase of fixed assets, which accounted for 67.7% and 31.4%, respectively, of total cash used in investing activities. In 2000, cash used in investing activities consisted primarily of the purchase of fixed assets and investment in convertible preference shares, which accounted for 64.1% and 31.2%, respectively, of total cash used in investing activities. Our investment in convertible preference shares coincided with our entering into an agreement to operate our co-branded trading and auction Web site with EachNet, a private Internet based auction company. These shares were subsequently sold in March 2002 back to EachNet for an aggregate net loss of approximately RMB6.9 million (US$0.8 million). In 1999, cash used in investing activities was all used to acquire property, equipment and software.

Financing activities

Cash used in financing activities was RMB22.3 million (US$2.7 million) in 2001. Cash provided by financing activities was RMB904.9 million and RMB142.6 million in 2000 and 1999, respectively. Substantially all of our cash is kept in US dollars. In 2001, the cash used in financing activities mainly consisted of the repayment of bank loans of RMB152.4 million (US$18.4 million) which was offset in part by proceeds from other bank loans totaling RMB123.8 million (US$15.0 million) and the receipt in 2001 of additional net proceeds received from our issuance of Series B preference shares in March 2000 of RMB6.3 million (US$0.8 million). In 2000, the increase in cash provided by financing activities was primarily due to the net proceeds from our issuance of Series B preference shares in March 2000 of RMB283.5 million and our initial public offering in July 2000 of RMB508.7 million and proceeds from bank loans totaling RMB112.6 million. We borrow Renminbi for our working capital purposes.

We had no material commitments for capital expenditures as of December 31, 2001. Up to March, 31 2002, we spent approximately RMB3.3 million (US$0.4 million) for servers and computer equipment, and as our business grows, we plan to spend an additional approximately RMB11.4 million (US$1.4 million) in 2002 towards purchases of additional servers and switches in order to accommodate the expected increase in traffic on the NetEase Web sites.

Our net losses have been funded by our cash resources (in particular the proceeds from our initial public offering in July 2000) and to a lesser extent from cash generated from revenue growth. Although we have been striving to enhance our revenues and stabilize or decrease our operating expenses, we cannot be certain these efforts will be succcessful in future periods which could accelerate the depletion of our cash resources. In particular, as noted previously, our selling, general and administrative expenses have remained relatively high due primarily to legal, professional and consultancy fees, while our revenues from advertising services have decreased in conjunction with the weakening of the online advertising market in China. Nonetheless, given the size of our net losses in recent periods in comparison to our existing cash resources and revenues, we believe that such cash and revenues will be sufficient for us to meet our obligations for the foreseeable future.

Research and Development

We believe that an integral part of our future success will depend on our ability to develop and enhance our products and services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally. We will seek to continually improve and enhance our existing products and services to respond to rapidly evolving competitive and technological conditions. For the years 1999, 2000 and 2001, we spent RMB5.7 million, RMB14.8 million and RMB13.3 million (US$1.6 million), respectively, on company-sponsored research and development activities.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign currency risk

Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars. In addition, a decline in the value of Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and controlled entities in China. Furthermore, we have pledged deposits totaling US$10.9 million as security for our Renminbi-denominated bank loans. These deposits are exposed to foreign currency exchange risks. We have not engaged in any hedging activities. Therefore, we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 applies to business combinations initiated after June 30, 2001. SFAS No. 141 requires that business combinations must be accounted for using only the purchase method of accounting, as opposed to the pooling method. SFAS No. 142 addresses financial accounting for acquired goodwill and other intangible assets and how such assets should be accounted for in financial statements upon their acquisition and after they have been initially recognized in the financial statements. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. We do not believe that the adoption of SFAS No. 141 and No. 142 will have a significant impact on our financial statements.

In October 2001, the FASB also issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the recognition and measurement of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 31, 2001. We do not believe that the adoption of SFAS No. 144 will have a significant impact on our financial statements.

Trend Information

Other than as disclosed elsewhere in the annual report, we are not aware of any trends, uncertainties, demands, commitments or events from the period of inception to December 31, 2001 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Exchange Rate

The conversion of Renminbi into U.S. dollars in this report is based on the noon buying rate of US$1=RMB8.2766 on December 31, 2001 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of NetEase.com, Inc.:

We have audited the accompanying consolidated balance sheets of NetEase.com, Inc. (a Cayman Islands corporation) as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 1999, 2000 and 2001 expressed in Chinese Renminbi ("RMB"). These financial statements are the responsibility of NetEase.com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetEase.com, Inc. as of December 31, 2000 and 2001 and the results of its operations and its cash flows for the years ended December 31, 1999, 2000 and 2001 in conformity with generally accepted accounting principles in the United States of America.

Without qualifying our opinion, we draw attention to Note 17 to the consolidated financial statements which indicates that the Company and certain of its current and former officers and directors are defendants of four substantially identical purported class action complaints alleging violations of the federal securities laws and committing securities fraud in the United States District Court for the Southern District of New York. At the present time, the Company cannot estimate what damages, if any, may be payable in connection with this litigation. The ultimate resolution of this matter may have a material adverse impact on the results of operations in the period in which it is resolved.

Arthur Andersen • Hua Qiang

Arthur Andersen • Hua Qiang
Beijing, People's Republic of China
April 2, 2002

NETEASE.COM, INC.
CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2000	December 31, 2001	December 31, 2001
		RMB	RMB	US$
Assets				
Current assets:				
Cash		708,561,012	479,608,534	57,947,531
Restricted cash	4	136,052,705	90,308,448	10,911,298
Temporary cash investments	2	–	45,521,300	5,500,000
Accounts receivable, net of allowance of doubtful accounts of RMB1,241,715 and nil at December 31, 2000 and 2001, respectively		684,888	–	–
Prepayments and other current assets	5	14,825,533	9,136,362	1,103,878
Due from related parties, net of allowance of doubtful accounts of RMB342,737 and RMB7,447,775 (US$899,859) at December 31, 2000 and 2001, respectively	6	5,869,195	2,290,204	276,708
Total current assets		865,993,333	626,864,848	75,739,415
Non-current rental deposit		1,682,710	1,087,487	131,393
Investment in convertible note	7	827,810	–	–
Investment in convertible preference shares	8	16,556,199	9,701,293	1,172,135
Property, equipment and software, net	9	35,362,091	36,356,088	4,392,636
Deferred asset		673,407	783,352	94,647
Total assets		921,095,550	674,793,068	81,530,226
Liabilities & Shareholders' Equity				
Current liabilities:				
Short-term bank loans	10	112,600,000	84,000,000	10,149,095
Accounts payable		7,562,448	13,116,442	1,584,762
Salary and welfare payable	11	6,732,037	9,936,211	1,200,518
Taxes payable	12	1,007,104	1,772,931	214,210
Deferred revenue		558,739	–	–
Accrued liabilities	13	18,781,557	10,937,950	1,321,552
Due to related parties	6	1,313,229	–	–
Total current liabilities		148,555,114	119,763,534	14,470,137
Commitments and contingencies	17			
Shareholders' equity:				
Ordinary shares, US$0.0001 par value: 1,000,000,000,000 shares authorized, 3,010,555,600 shares issued and outstanding as of December 31, 2000, and 3,024,175,192 shares issued and outstanding as of December 31, 2001	15	2,492,350	2,503,626	302,495
Additional paid-in capital	15	1,076,505,358	1,044,889,829	126,246,264
Less: Subscriptions receivable	14	(47,829,909)	(35,100,568)	(4,240,940)
Deferred compensation	16	(37,306,585)	(3,344,574)	(404,100)
Translation adjustments		(348,586)	217,327	26,257
Accumulated deficit		(220,972,192)	(454,136,106)	(54,869,887)
Total shareholders' equity		772,540,436	555,029,534	67,060,089
Total liabilities & shareholders' equity		921,095,550	674,793,068	81,530,226

The accompanying notes are an integral part of these financial statements.

NETEASE.COM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	For the year ended December 31, 1999	2000	2001	2001
		RMB	RMB	RMB	US$
Revenues:					
Advertising services (including revenues of RMB818,075, RMB30,067,477 and RMB14,163,952 (US$1,711,325) from related parties in 1999, 2000 and 2001, respectively)	6	10,796,074	30,067,477	14,163,952	1,711,325
E-commerce and other services (including revenues of nil, RMB1,094,859 and RMB14,103,151 (US$1,703,978) from a related party in 1999, 2000 and 2001, respectively)	6	2,459,101	2,455,834	14,103,151	1,703,978
Software licensing and related integration projects		3,515,831	450,350	33,218	4,013
		16,771,006	32,973,661	28,300,321	3,419,316
Sales and value-added taxes		(1,150,169)	(2,476,444)	(2,274,784)	(274,845)
Net revenues		15,620,837	30,497,217	26,025,537	3,144,471
Cost of revenues:					
Advertising, e-commerce and other services (including cost reimbursements to a related party of RMB1,974,834, RMB2,098,127 and RMB796,454 (US$96,230) in 1999, 2000 and 2001, respectively)	6	(5,540,600)	(38,738,335)	(60,058,488)	(7,256,420)
Software licensing and related integration projects		(258,819)	–	–	–
Share compensation cost*		(6,296,816)	(1,171,084)	–	–
Total cost of revenues		(12,096,235)	(39,909,419)	(60,058,488)	(7,256,420)
Gross profit (loss on revenues)		3,524,602	(9,412,202)	(34,032,951)	(4,111,949)
Operating expenses:					
Selling, general and administrative expenses (including cost reimbursements to a related party of RMB466,259, RMB3,124,247 and RMB1,884,823 (US$227,729) in 1999, 2000 and 2001, respectively)	6	(16,709,221)	(162,922,561)	(181,560,624)	(21,936,619)
Asset impairment loss		–	–	(2,766,543)	(334,261)
Research and development expenses		(964,855)	(9,525,436)	(11,169,454)	(1,349,522)
Share compensation cost*		(39,116,583)	(12,668,476)	(2,357,758)	(284,870)
Total operating expenses		(56,790,659)	(185,116,473)	(197,854,379)	(23,905,272)
Operating loss		(53,266,057)	(194,528,675)	(231,887,330)	(28,017,221)
Other income (expenses):					
Sales of 163.net usage rights		1,500,000	–	–	–
Investments impairment loss		–	–	(8,924,381)	(1,078,266)
Interest income		357,160	27,858,710	17,571,187	2,122,996
Interest expense		–	(2,589,735)	(9,882,874)	(1,194,074)
Other, net		(494,018)	(9,099)	(40,516)	(4,896)
Loss before tax		(51,902,915)	(169,268,799)	(233,163,914)	(28,171,461)
Provision for income tax	12	(71,338)	–	–	–
Net loss		(51,974,253)	(169,268,799)	(233,163,914)	(28,171,461)
Other comprehensive income (loss)					
Currency translation adjustments		–	(348,586)	565,913	68,375
Comprehensive loss		(51,974,253)	(169,617,385)	(232,598,001)	(28,103,086)
Net loss per share, basic and diluted		(0.03)	(0.07)	(0.08)	(0.01)
Net loss per ADS, basic and diluted		(2.73)	(6.78)	(7.74)	(0.93)
Weighted average number of ordinary shares outstanding		1,900,430,600	2,497,467,200	3,013,419,400	3,013,419,400
Weighted average number of ADS outstanding		19,004,306	24,974,672	30,134,194	30,134,194
* Share compensation cost (see Note 16)					
Cost of revenues - advertising, e-commerce and other services		(6,296,816)	(1,171,084)	–	–
Selling, general and administrative expenses		(34,346,268)	(7,437,230)	(204,423)	(24,699)
Research and development expenses		(4,770,315)	(5,231,246)	(2,153,335)	(260,171)
		(45,413,399)	(13,839,560)	(2,357,758)	(284,870)

The accompanying notes are an integral part of these financial statements.

NETEASE.COM, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Convertible preference shares		Ordinary shares						Retained earnings		Total
	Share	Amount	Share	Amount	Additional paid-in capital	Subscriptions receivable	Deferred compensation	Statutory reserves	(Accumulated deficit)	Translation adjustments	shareholders' equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 1998	-	-	-	-	500,000	-	-	54,819	270,860	-	825,679
Reorganization adjustment	-	-	-	-	(745,181)	-	-	(54,819)	-	-	(800,000)
Net loss	-	-	-	-	-	-	-	-	(51,974,253)	-	(51,974,253)
Ordinary shares issued for cash at US$0.015 per share	-	-	66,666,700	55,183	8,222,386	-	-	-	-	-	8,277,569
Ordinary shares issued for cash at US$0.0155 per share	-	-	64,516,100	53,401	8,223,714	-	-	-	-	-	8,277,115
Ordinary shares issued to principal owner as part of reorganization	-	-	1,868,817,200	1,547,138	(1,547,138)	-	-	-	-	-	-
Ordinary shares issued for cash at US$0.05 per share	-	-	4,500,000	3,725	1,859,004	-	-	-	-	-	1,862,729
Series A preference shares issued for cash at US$5.00 per share	3,000,000	248,367	-	-	123,934,635	-	-	-	-	-	124,183,002
Share compensation cost	-	-	-	-	57,156,581	-	(11,743,182)	-	-	-	45,413,399
Balance as of December 31, 1999	3,000,000	248,367	2,004,500,000	1,659,447	197,604,001	-	(11,743,182)	-	(51,703,393)	-	136,065,240
Series B preference shares issued for cash at US$15.62 per share	2,560,556	211,976	-	-	330,940,024	(41,390,508)	-	-	-	-	289,761,492
Cost of issuance of Series B preference shares	-	-	-	-	(6,246,516)	-	-	-	-	-	(6,246,516)
Ordinary shares issued for cash at US$0.155 per share in initial public offering	-	-	450,000,000	372,560	577,094,666	(6,439,401)	-	-	-	-	571,027,825
Cost of initial public offering	-	-	-	-	(62,289,780)	-	-	-	-	-	(62,289,780)
Automatic conversion of Series A preference shares to ordinary shares	(3,000,000)	(248,367)	300,000,000	248,367	-	-	-	-	-	-	-
Automatic conversion of Series B preference shares to ordinary shares	(2,560,556)	(211,976)	256,055,600	211,976	-	-	-	-	-	-	-
Share compensation cost	-	-	-	-	39,402,963	-	(25,563,403)	-	-	-	13,839,560
Net loss	-	-	-	-	-	-	-	-	(169,268,799)	-	(169,268,799)
Translation adjustments	-	-	-	-	-	-	-	-	-	(348,586)	(348,586)
Balance as of December 31, 2000	-	-	3,010,555,600	2,492,350	1,076,505,358	(47,829,909)	(37,306,585)	-	(220,972,192)	(348,586)	772,540,436
Collection of subscriptions receivable for Series B preference shares issued in 2000	-	-	-	-	-	6,289,940	-	-	-	-	6,289,940
Ordinary shares issued to a senior official of the Company as compensation (see Note 15)	-	-	11,250,000	9,315	1,334,529	-	(739,265)	-	-	-	604,579
Ordinary shares issued for services to be provided by certain employees (see Note 15)			2,369,592	1,961	799,160	-	(555,914)	-	-	-	245,207
Share compensation cost	-	-			(33,749,218)		35,257,190				1,507,972
Provision for uncollectable subscriptions receivable					-	6,439,401	-	-	-	-	6,439,401
Net loss	-	-						-	(233,163,914)	-	(233,163,914)
Translation adjustments	-	-	-	-	-	-	-	-	-	565,913	565,913
Balance as of December 31, 2001	-	-	3,024,175,192	2,503,626	1,044,889,829	(35,100,568)	(3,344,574)	-	(454,136,106)	217,327	555,029,534

The accompanying notes are an integral part of these financial statements.

NETEASE.COM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended			
	1999	2000	2001	2001
	RMB	RMB	RMB	US$
Cash flows from operating activities:				
Net loss	(51,974,253)	(169,268,799)	(233,163,914)	(28,171,461)
Adjustments for:				
Depreciation	975,429	8,117,140	17,334,794	2,094,434
Share compensation cost	45,413,399	13,839,560	2,357,758	284,870
Provision for doubtful debts	–	1,584,452	7,105,038	858,449
Write down of investment in convertible note	–	–	2,069,475	250,039
Write down of investment in convertible preference shares	–	–	6,854,906	828,227
Write down of property, equipment and software	–	–	2,766,543	334,261
Provision for uncollectable subscriptions receivable	–	–	6,439,401	778,025
(Increase) decrease in accounts receivable	(5,985,311)	4,706,696	684,888	82,750
(Increase) decrease in prepayments and other current assets	(8,411,872)	(6,056,428)	5,689,171	687,381
Increase in due from related parties	(1,005,245)	(5,194,687)	(3,526,047)	(426,026)
Increase in deferred asset	–	(673,407)	(109,945)	(13,284)
Increase in accounts payable	771,932	6,420,224	5,553,994	671,048
Increase (decrease) in deferred revenue	634,069	(1,035,112)	(558,739)	(67,508)
Increase in salary and welfare payable	1,840,718	4,862,634	3,204,174	387,136
Increase (decrease) in taxes payable	1,216,417	(410,760)	765,827	92,529
Increase (decrease) in accrued liabilities	695,293	18,083,907	(7,843,607)	(947,684)
Increase (decrease) in due to related parties	141,950	371,279	(1,313,229)	(158,668)
Net cash used in operating activities	(15,687,474)	(124,653,301)	(185,689,512)	(22,435,482)
Cash flows from investing activities:				
Increase in temporary cash investments	–	–	(45,521,300)	(5,500,000)
Purchase of property, equipment and software	(9,312,383)	(33,970,794)	(21,095,334)	(2,548,792)
Increase in investment in convertible note	–	(827,810)	(1,241,665)	(150,021)
Increase in investment in convertible preference shares	–	(16,556,199)	–	–
(Increase) decrease in non-current deposit	–	(1,682,710)	595,223	71,916
Net cash used in investing activities	(9,312,383)	(53,037,513)	(67,263,076)	(8,126,897)
Cash flows from financing activities:				
Proceeds from short-term bank loans	–	112,600,000	123,800,000	14,957,832
Re-payment of short-term bank loans	–	–	(152,400,000)	(18,413,358)
Proceeds from issuance of ordinary shares, net of RMB62,289,780 issuance costs and RMB6,439,401 subscriptions receivable in 2000	18,417,413	508,738,045	–	–
Proceeds from issuance of Series A and Series B preference shares, net of issuance costs of RMB6,246,516 and RMB41,390,508 subscriptions receivable in 2000	124,183,002	283,514,976	–	–
Collection of subscriptions receivable for Series B preference shares issued in 2000	–	–	6,289,940	759,967
Net cash provided by financing activities	142,600,415	904,853,021	(22,310,060)	(2,695,559)
Effect of exchange rate changes on cash	–	(348,586)	565,913	68,375
Net increase (decrease) in cash	117,600,558	726,813,621	(274,696,735)	(33,189,563)
Less: (Increase) decrease in restricted cash	–	(136,052,705)	45,744,257	5,526,939
Cash, beginning of year	199,538	117,800,096	708,561,012	85,610,155
Cash, end of year	117,800,096	708,561,012	479,608,534	57,947,531

The accompanying notes are an integral part of these financial statements.

NETEASE.COM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

	For the year ended			
	1999	2000	2001	2001
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:				
Cash paid during the year for income taxes	11,557	–	–	–
Cash paid during the year for interest	–	1,159,275	8,726,640	1,054,375
Supplemental schedule of non-cash investing and financing activities:				
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to the employees and some non-employees of the Company (see Notes 15 and 16)	45,413,399	13,839,560	2,357,758	284,870

The accompanying notes an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in renminbi ("RMB"), unless otherwise stated)

1. Organization and Nature of Operations

The Group

The accompanying consolidated financial statements include the financial statements of NetEase.com, Inc. (the "Company") and its controlled entities which consist of NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing"), NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai"), NetEase (U.S.) Inc. ("NetEase US"), and Beijing NetEase Interactive Network Technology Co., Ltd. ("NetEase INT"). The Company and these controlled entities are hereinafter collectively referred to as the "Group".

The Company was incorporated in the Cayman Islands on July 6, 1999. As of December 31, 2001, the Company had three directly wholly owned subsidiaries, NetEase Beijing, NetEase Shanghai and NetEase US. NetEase Shanghai was established by the Company on May 14, 2000. NetEase INT was established on November 28, 2000 by the Company and NetEase Beijing, which owned 80% and 20% respectively of the equity interest in NetEase INT. On March 4, 2002, an approval was obtained from the relevant Chinese authorities for its dissolution.

The Group is principally engaged in developing and providing Internet-related advertising, e-commerce and other services, and software licensing services, etc. The Group's businesses were previously conducted by Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase"), a limited liability company established in the People's Republic of China ("China"), which is controlled by the principal shareholder of the Company.

In September and October 1999, ordinary shares in the Company were issued to the principal shareholder of the Company who controlled Guangzhou NetEase, and NetEase Beijing was formed by the Company. The ordinary shares in the Company were issued in connection with the acquisition by NetEase Beijing of all the fixed assets of Guangzhou NetEase as of August 31, 1999 at their book value, and all other intangible assets and contract rights not reflected on the balance sheet of Guangzhou NetEase as of September 1, 1999, for a total consideration of approximately RMB1.4 million pursuant to an agreement dated September 1, 1999 and a supplemental agreement dated September 24, 1999 (hereinafter referred to as the "September 1999 Reorganization"). As a result of these transactions, NetEase Beijing took over the business previously owned by Guangzhou NetEase. As the same individual controls the existing Internet-related business of the Group both before and after the September 1999 Reorganization, the September 1999 Reorganization has been accounted for as a reorganization of companies under common control in a manner similar to that in pooling of interest accounting in accordance with AICPA Accounting Interpretations (AIN) 39 of Accounting Principles Board Opinion No. 16-Transfers And Exchanges Between Companies Under Common Control. All the assets acquired by NetEase Beijing from Guangzhou NetEase have been stated at their historical amounts to Guangzhou NetEase.

1. Organization and Nature of Operations (cont'd)

The Group (cont'd)

The Group conducts its business within one industry segment – the business of developing and providing Internet-related advertising, e-commerce and other, and software licensing services in China. The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; the need for financing; and the need for positive cash flows from operations.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among the others, those restricting foreign ownership in Chinese companies providing Internet access, information and other online Internet services. Management is of the opinion that the Group's businesses comply with existing Chinese laws and regulations. However, the interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group's business, financial condition and results of operations.

The Group has a limited operating history and has not generated significant revenues. As a result, the Group is subject to risks associated with early-stage companies in new and rapidly evolving markets. As of December 31, 2001, the Group had an accumulated deficit of approximately RMB454.1 million and has continued to incur losses subsequent to that date. Management believes that the Group's existing cash resources and cash generated from revenue growth will be sufficient for it to meet its obligations through at least December 31, 2002.

Agreements with Guangzhou NetEase

The Group entered into a series of agreements with Guangzhou NetEase effective January 1, 2000. Under these agreements, the Group provides its Internet portal and e-commerce technologies and advertising services to Guangzhou NetEase, and Guangzhou NetEase operates the NetEase Web sites. These services include:

- use of domain names;
- use of copyrighted Web-page layout;
- use of registered trademarks;
- use of equipment; and
- provision of technical and consulting services.

Under these agreements, substantially all of the income received by Guangzhou NetEase will be paid to the Company and NetEase Beijing. Guangzhou NetEase is a related party because it is also controlled by the principal shareholder of the Company. The business of the Group is dependent upon Guangzhou NetEase which operates the NetEase Web sites. The Group expects that it will need to provide financial support in the form of cost reimbursements to Guangzhou NetEase. Until Guangzhou NetEase demonstrates that it can support its own operations through its revenues from third party customers, the Group will accrue for the costs and expenses of Guangzhou NetEase in excess of its revenues as the costs are incurred by Guangzhou NetEase. Under the agreements with Guangzhou NetEase, the Group is to receive payments from Guangzhou NetEase for the technologies and other services it provides. Such payments will be accounted for as cost reimbursements unless there are corresponding revenues received by Guangzhou NetEase from unrelated parties. The effect of the accounting will be that revenues that

Agreements with Guangzhou NetEase (cont'd)

the Group records related to transactions with Guangzhou NetEase will not exceed the revenues that Guangzhou NetEase derives from unrelated parties. Also, the Group will record losses arising from the provision of financial support to Guangzhou NetEase. Transactions with Guangzhou NetEase are accounted for and disclosed as related party transactions.

Agreements with Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising")

NetEase Beijing also entered into a series of agreements with Guangyitong Advertising and the ultimate owners of Guangyitong Advertising effective January 1, 2000. These agreements include:

- a ten-year irrevocable proxy given by the ultimate owners of Guangyitong Advertising which allows NetEase Beijing to exercise all of the shareholder voting rights of Guangyitong Advertising;
- an operating agreement providing for the following:
  - Guangyitong Advertising will appoint only those individuals nominated by NetEase Beijing as its senior management personnel;
  - the major decisions of Guangyitong Advertising have to be approved by NetEase Beijing, including those relating to financing; transfer of ownership interests, significant acquisitions, disposals or pledges of assets; and amendment and assignment of contracts;
  - NetEase Beijing has a commitment to purchase the assets and business of Guangyitong Advertising at their net book value once it obtains the approval from the Chinese Government to do so under Chinese law; and
  - NetEase Beijing will issue guarantees for the benefit of Guangyitong Advertising when considered necessary for Guangyitong Advertising's operations;
- a ten-year exclusive consulting and technical services agreement providing for the following:
  - NetEase Beijing is the exclusive provider of technical consulting and related services to Guangyitong Advertising for all the advertisements which Guangyitong Advertising will receive and publish on the NetEase Web sites; and
  - NetEase Beijing will charge Guangyitong Advertising a monthly fee for the above services. The service fee may be unilaterally adjusted by NetEase Beijing such that NetEase Beijing may receive all of the profits and cash flows of Guangyitong Advertising;
- an undertaking by the principal shareholder of the Company and the ultimate owners of Guangyitong Advertising that they will not vote in any shareholders' or directors' meetings of the Company on any amendments or supplements to the agreements with Guangyitong Advertising except as directed by the Company's Board.

Under these agreements, Guangyitong Advertising is fully dependent on the technical consulting and other services provided by NetEase Beijing to operate its online advertising business. Substantially all of the revenues received by Guangyitong Advertising will be paid to NetEase Beijing. Guangyitong Advertising is a related party because it is also 80% owned by the principal shareholder of the Company. The financial statements of Guangyitong Advertising are not consolidated with those of the Group because of the majority equity interest that the principal shareholder of the Company has both in the Company and Guangyitong Advertising. Transactions with Guangyitong Advertising are accounted for and disclosed as related party transactions.

2. Principal Accounting Policies

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled entities. As explained in Note 1 above, the September 1999 Reorganization has been accounted for as a reorganization of companies under common control in a manner similar to that in pooling of interest accounting. All significant transactions and balances between the Company and its controlled entities have been eliminated upon consolidation.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory accounts of those companies within the Group established in China ("PRC Statutory Accounts"), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China ("PRC GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

- recognition of compensation costs arising from transfer of ordinary shares in the Company by the principal shareholder to certain members of senior management;
- recognition of compensation cost arising from grants of stock options to the Company's employees, directors, consultants and advisory board members;
- adjustment of depreciation expenses on equipment so as to more accurately reflect the useful economic lives of these assets;
- basis for revenue recognition; and
- tax effects related to the above adjustments.

Revenue recognition

The Group has adopted the provisions of the Staff Accounting Bulletin 101, "Revenue Recognition", in its accounting policy on revenue recognition.

Advertising services

The Group currently derives its advertising services revenues principally from the fees earned from services provided to Guangyitong Advertising, a related party (see Note 6). Prior to December 1999, the Group also derived advertising services revenues from fees from advertisers on the NetEase Web sites.

2. Principal Accounting Policies (cont'd)

Advertising services (cont'd)

The agreements entered into between NetEase Beijing and Guangyitong Advertising (see Note 1) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising based on the recognition policy described below, less the operating expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Therefore, the Group recognizes advertising services revenues from Guangyitong Advertising as the service revenues are earned based on the related service agreement (see Note 1) at the same time as Guangyitong Advertising recognizes its advertising revenues.

Guangyitong Advertising derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. Guangyitong Advertising's obligations typically also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, Guangyitong Advertising defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Revenues from barter transactions primarily relate to advertising. Prior to January 20,2000, barter transactions were recorded at the estimated fair market value of the service received or estimated fair market value of the advertisement provided, whichever is more readily determinable.

Effective from January 20,2000, Guangyitong Advertising has adopted the consensus reached in Emerging Issue Task Force ("EITF") 99-17 to account for barter transactions. According to EITF99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2000 and 2001, the recognized revenues and expenses derived from barter transactions were approximately RMB0.7 million for each of the years. During the years ended December 31, 2000 and 2001, Guangyitong Advertising also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by Guangyitong Advertising for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

2. Principal Accounting Policies (cont'd)

E-commerce and other services

The Group currently derives all its e-commerce and other services revenues from fees earned from services provided to Guangzhou NetEase, a related party (see Note 6). The Company derives e-commerce and other services revenues from technical services provided to Guangzhou NetEase which operates the NetEase Web sites for transactions conducted through the Internet. The agreements entered into between NetEase Beijing and Guangzhou NetEase (see Note 1) allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical services provided to Guangzhou NetEase such that all of the e-commerce and other services revenues recognized by Guangzhou NetEase based on the recognition policy described below will fully accrue to NetEase Beijing.

The transactions conducted by Guangzhou NetEase for which the Group provides technical services to Guangzhou NetEase primarily include short messaging, on-line shopping mall, auctions and revenue sharing from co-branded Web sites, etc. Guangzhou NetEase recognizes its share of the revenues from these transactions when the services are provided.

The Group entered into a strategic co-operation agreement with a private auction company pursuant to which the Group and the private auction company established a co-branded auction Web site on the NetEase Web sites. According to the agreement, the Group is entitled to (i) a non-refundable upfront fee and (ii) quarterly referral fees which are based on the number of click-throughs to the co-branded site with a minimum fee level on a quarterly basis. The agreement is for a term of two years commencing from the date of launch of the co-branded Web site on September 10, 2000. The private auction company informed the Group that it considers that the strategic co-operation agreement has been terminated in 2002. However, the Group has been unable to resolve this issue or to enter into a new agreement with the private auction company and the co-branded Web site still remains in operation. Pursuant to the agreements between the Company and Guangzhou NetEase (see Note 1), Guangzhou NetEase operates the co-branded Web site under the strategic co-operation agreement. Guangzhou NetEase recognizes revenues from the non-refundable upfront fee on the straight-line basis over the service period and recognizes the referral fees as services are provided and as the fees are earned.

The Group recognizes services revenues from Guangzhou NetEase at the same time as Guangzhou NetEase recognizes its e-commerce and other services revenues.

Services provided to third parties during 1999 and 2000 include various short-term service contracts for construction of Web sites and market surveys, etc. Revenue is recognized upon completion of the respective total contract and acceptance by the customer.

Software and related integration projects

Software and related integration projects include the elements of licensing, services, and postcontract customer support ("PCS"). PCS, generally for one year or less and occasionally beyond one year, are generally hotline support in nature and may involve unspecified upgrades or enhancements. These unspecified upgrades or enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. The estimated costs of providing PCS are insignificant. Sufficient vendor-specific objective evidence does not exist to allocate the revenues from software and related integration projects to the separate elements of such projects.

2. Principal Accounting Policies (cont'd)

Software and related integration projects (cont'd)

In accordance with AICPA Statement of Position ("SOP") 97-2, revenues from software licensing and related integration projects under which the Group provides PCS for one year or less are recognized when the following criteria are met:

- persuasive evidence of an arrangement;
- delivery has occurred and services have been performed;
- the sales amount is fixed or determinable; and
- collectibility is probable.

Revenues from those projects under which the Group provides PCS that extend beyond one year are recognized ratably over the respective terms of the contracts. Warranty on the hardware in the related integration projects is substantially assumed by the original equipment vendors.

Deferred revenue

Deferred revenue represents prepayments by customers for services yet to be completed as of the balance sheet dates.

Cost of revenues

Costs of advertising, e-commerce and other services consist primarily of staff costs of those departments directly involved in providing advertising and e-commerce and other services, depreciation and amortization of computers and software, server custody fees, bandwidth and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

Material direct costs incurred in the development of platforms for providing these services consist primarily of computer software developed or acquired. They are capitalized and amortized in accordance with AICPA SOP 98-1 and costs incurred prior to the application development stage are expensed as incurred.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2000 and 2001 are amounts denominated in United States dollars totaling US$81.5 million and US$56.3 million respectively (equivalent to approximately RMB675.0 million and RMB466.0 million respectively).

Temporary cash investments

Temporary cash investments represent time deposits placed with banks or other financial institutions with original maturities over three months. Included in temporary cash investments as of December 31, 2001 are accounts denominated in United States dollars totaling approximately US$5.5 million (equivalent to approximately RMB45.5 million).

Financial instruments

Financial instruments of the Group primarily consist of temporary cash investments, accounts receivable, due from and due to related parties, investment in convertible note, investment in convertible preference shares, short-term bank loans and accounts payable. As of the balance sheet dates, their estimated fair value approximated their carrying value.

2. Principal Accounting Policies (cont'd)

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

• Furniture and office equipment	5 years
• Computers	3 years
• Software	1-3 years
• Leasehold improvements	lesser of the term of the lease or the estimated useful lives of the assets

Costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA SOP 98-1, under which direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized. As of December 31, 2001, the capitalized costs of internally developed computer software are approximately RMB5.1 million.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets in accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Advertising expenses

The Company recognizes advertising expenses in accordance with AICPA SOP 93-7 "Reporting on Advertising Costs". As such, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB6.9 million, RMB61.6 million and RMB14.7 million, during the years ended December 31, 1999, 2000 and 2001, respectively.

Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2766 on December 31, 2001 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on December 31, 2001, or at any other certain rate.

2. Principal Accounting Policies (cont'd)

Stock options

In accordance with the provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation", the Group has selected the disclosure only provisions related to employee stock options and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is recognized over the service period, which is typically the vesting period.

Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

Net loss per share ("EPS") and per American Depositary Share ("ADS")

In accordance with Statement of Financial Accounting Standards No. 128, "Computation of Earnings Per Share," basic EPS is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net loss by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preference shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method). Ordinary equivalent shares in the diluted EPS computation are excluded in net loss periods as their effect would be anti-dilutive. The number of these ordinary equivalent shares excluded from the diluted EPS computation amounted to 323,695,000, 50,164,600 and 66,845,749 for the years ended December 31, 1999, 2000, and 2001, respectively.

Net loss per ADS has been computed by multiplying the net loss per share by 100, which is the number of shares represented by each ADS.

2. Principal Accounting Policies (cont'd)

Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Shanghai, NetEase INT, being foreign invested enterprises established in China, are required to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing and NetEase Shanghai, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve. NetEase Beijing and NetEase Shanghai may stop allocations to the general reserve if such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and NetEase INT, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to selling, general and administrative expenses.

NetEase Beijing and NetEase Shanghai have been in a loss position according to their PRC Statutory Accounts and no appropriations to statutory reserves have been made.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform to classification used in the current year.

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 applies to business combinations initiated after June 30, 2001. SFAS No. 141 requires business combinations to be accounted for using one method, the purchase method. SFAS No. 142 addresses financial accounting for acquired goodwill and other intangible assets and how such assets should be accounted for in financial statements upon their acquisition and after they have been initially recognized in the financial statements. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Group does not believe that the adoption of SFAS No. 141 and No. 142 will have a significant impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, " (SFAS144), which addresses financial accounting and reporting for the recognition and measurement of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 31, 2001. The Group does not believe the adoption of SFAS144 will have a significant impact on its financial statements.

3. Concentrations

Major customers

Revenues from customers (other than those from related parties described in Note 6 below) that individually represent greater than 10% of the total revenues for the years ended December 31, 1999, 2000 and 2001 are as follows:

	For the year ended December 31,		
Customers	1999	2000	2001
Top Result Promotion Ltd.	2,369,363	–	–
Big Save Ltd.	2,075,000	–	–

Bandwidth and server custody service provider

The Group relies exclusively on a telecommunications service provider and its affiliates for bandwidth and server custody service.

Dependence on Guangzhou NetEase

The Group relies exclusively on Guangzhou NetEase, which has the approval to operate as an Internet content provider, for the operation of the NetEase Web sites.

Credit risk

The Group is principally engaged in developing and providing Internet-related advertising, e-commerce and other services to businesses primarily in China. The Group generally does not require collateral for its accounts receivable.

4. Restricted Cash

Restricted cash represents USD denominated deposits in the amounts of US$0.1 million (2000: US$0.1 million) pledged as security money for renting office space and USD denominated deposits totaling US$10.8 million (2000: US$16.3 million) pledged with banks for the Group's RMB denominated short-term bank loans (see Note 10).

5. Prepayments and Other Current Assets

	December 31, 2000	December 31, 2001
Prepayments	7,502,856	2,692,651
Interest receivable	3,211,690	2,854,722
Employee advances	1,088,479	100,535
Low-value consumables	611,396	1,712,813
Other	2,411,112	1,775,641
Total	14,825,533	9,136,362

6. Related Party Transactions

During the years ended December 31, 1999, 2000 and 2001 the Group derived approximately RMB0.5 million, nil and RMB0.3 million, respectively, of advertising fees from shareholders of the Company.

During the years ended December 31, 1999, 2000 and 2001, the Group derived approximately RMB0.3 million, RMB30.1 million and RMB14.2 million, respectively, of advertising services revenues from Guangyitong Advertising, a related company that is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the years ended December 31, 1999, 2000 and 2001, the Group derived approximately nil, RMB1.1 million and RMB14.1 million, respectively, of e-commerce and other services revenues from Guangzhou NetEase, a related company that is controlled by the principal shareholder of the Company.

During the years ended December 31, 1999, 2000 and 2001, the Group reimbursed Guangzhou NetEase a total of approximately RMB2.4 million, RMB5.2 million and RMB2.7 million, respectively, for the costs of operating the NetEase Web sites.

As of the balance sheet dates, due from related parties represents amounts receivable from Guangyitong Advertising and Guanzhou NetEase for services performed and temporary advances to officers of the Group. The balances with related parties were unsecured, interest-free and repayable on demand. As of December 31, 2000 and 2001, the amounts due from related parties included amounts denominated in United States dollars of US$0.2 million and US$0.5 million respectively (equivalent to approximately RMB1.9 million and RMB3.9 million respectively). All other related party balances are denominated in RMB.

7. Investment in Convertible Note

Investment in convertible note as of December 31, 2000 represented an advance made to a private company operating as a provider of women focused content on the Internet and was stated at cost. The investment was fully written off to the statement of operations during the year ended December 31, 2001 as a result of the closure of the private company.

8. Investment in Convertible Preference Shares

	December 31, 2000	December 31, 2001
Investment, at cost	16,556,199	16,556,199
Less: Investment impairment loss	-	(6,854,906)
Net book value	16,556,199	9,701,293

8. Investment in Convertible Preference Shares (cont'd)

Investment in convertible preference shares represents an investment in 705,816 preference shares in a private Internet based auction company at US$2.8336 per share.

According to a board resolution dated March 14, 2002 and an agreement entered into between the Company and the private auction company dated March 18, 2002, the private auction company repurchased from the Company all of the 705,816 preference shares the Company acquired at a consideration of approximately US$1.2 million which is equivalent to approximately RMB9.7 million (see Note 18).

Therefore, the investment has been written down to its net realizable value as of December 31, 2001.

9. Property, Equipment and Software

	December 31, 2000	December 31, 2001
Computers	28,470,949	43,937,710
Furniture and office equipment	1,941,495	2,262,944
Software	9,663,528	12,899,639
Leasehold improvements	3,772,709	3,782,693
Vehicles	705,514	–
	44,554,195	62,882,986
Less: Accumulated depreciation	(9,192,104)	(26,526,898)
Net book value	35,362,091	36,356,088

As a result of the periodic review of the carrying value of property, equipment and software, the Company recorded an impairment loss for software of RMB2.8 million during the year ended December 31, 2001. Fair value was determined for the software, primarily based on the present value of estimated expected future cash flows to be generated from the software.

10. Short-term Bank Loans

Lender	Period	Annual interest rate	Outstanding principal as of December 31, 2001
China Merchants Bank - loan A	March 2001 to March 2002	5.85%	24,000,000
China Merchants Bank - loan B	April 2001 to April 2002	5.85%	32,000,000
China Merchants Bank - loan C	May 2001 to May 2002	5.85%	28,000,000
			84,000,000

As of December 31, 2001, the above loans A and C totaling RMB52 million are secured by bank deposits of US$6.5 million, and the loan B of RMB32 million is secured by a bank deposit of US$4.3 million.

These short-term bank loans were drawn for working capital purposes.

11. Employee Benefits

The full-time employees of those companies within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits, etc. These companies are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB1.4 million, RMB6.2 million and RMB9.6 million for the years ended December 31, 1999, 2000, and 2001, respectively. These companies are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 1999, 2000 and 2001 amounted to approximately RMB0.2 million, RMB3.6 million and RMB6.3 million, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

12. Taxation

Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

12. Taxation (cont'd)

People's Republic of China

Foreign Invested Enterprises

In accordance with "Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises," foreign invested enterprises are generally subject to enterprise income tax ("EIT") at the rate of 30% plus a local tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a "New and High Technology Enterprise". According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local tax from 2000 onwards.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Domestic Enterprises

Guangzhou NetEase is a Chinese domestic enterprise and is generally subject to EIT at a rate of 33%. However, Guangzhou NetEase was categorized as a small-sized tax payer by the local tax bureau of Guangzhou, China. According to the relevant tax circulars issued by the local tax bureau of Guangzhou, Guangzhou NetEase is subject to different EIT rates depending on the nature of its taxable revenues.

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31,		
	1999	2000	2001
EIT statutory rate	(33.0%)	(33.0%)	(33.0%)
Non-deductible share compensation costs	13.1%	2.7%	0.3%
Effect of tax rate applicable to small-sized domestic enterprises	(0.2%)	–	–
Effect of lower tax rate applicable to hi-tech enterprises	18.3%	6.7%	6.2%
Valuation allowance for deferred tax assets	1.9%	12.6%	8.2%
Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT purposes)			
– Professional fees	–	1.9%	8.5%
–Salaries of the Company's senior officers	–	1.9%	3.1%
–Other	–	7.2%	6.7%
Effective EIT rate	0.1%	–	–

12. Taxation (cont'd)

Domestic Enterprises (cont'd)

As of December 31, 2000, and 2001, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were principally related to the following:

	December 31, 2000	December 31, 2001
Loss carryforwards (primarily for NetEase Beijing and NetEase Shanghai relating to EIT applicable to foreign invested enterprises)	20,026,267	39,147,456
Valuation allowance	(20,026,267)	(39,147,456)
Net deferred tax assets	–	–

Subject to the approval of the relevant tax authorities, NetEase Beijing had loss carryforwards of approximately RMB162.4 million as of December 31, 2001 for EIT purposes. Approximately RMB6.6 million, RMB75.3 million and RMB80.5 million of these loss carryforwards will expire in 2004, 2005 and 2006, respectively. NetEase Shanghai had loss carryforwards of approximately RMB44.8 million as of December 31, 2001 for EIT purposes. Approximately RMB23.5 million and RMB21.3 million of these loss carryforwards will expire in 2005 and 2006, respectively. A valuation allowance has been provided due to the uncertainty surrounding the realizability of such assets. There is no assurance that NetEase Beijing and NetEase Shanghai will be able to utilize the loss carryforwards before their expiration.

In addition, the preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply. In that case, the tax impact of the loss carryforwards and the valuation allowance as of December 31, 2001 would have been higher by approximately RMB29.2 million (2000: RMB14.7 million).

Foreign Enterprises

In the event that the activities of the Company and NetEase US, being foreign enterprises for Chinese tax purposes, constitute a permanent establishment in China, they would be subject to EIT to the extent of their income sourced in China. The normal EIT rate is 30% plus a local tax of 3% on the net taxable income.

Income of the Company and NetEase US that is not connected to a permanent establishment in the PRC would be subject to a 10% withholding tax on gross receipts from profit, interest, rentals, royalties and other income sourced in China.

Dividends from NetEase Beijing and NetEase Shanghai to the Company are exempt from Chinese withholding tax.

12. Taxation (cont'd)

Business tax ("BT")

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group's revenues is generally 5%. In addition, Guangyitong Advertising is subject to a cultural development fee at 3% on its Internet advertising fees.

Taxes payable

	December 31, 2000	December 31, 2001
BT	823,831	1,313,896
Other	183,273	459,035
Total	1,007,104	1,772,931

13. Accrued Liabilities

	December 31, 2000	December 31, 2001
Accrued advertising expenses	15,085,096	978,027
Accrued information fee	1,043,000	1,787,468
Accrued professional fees	1,122,461	3,854,513
Other	1,531,000	4,317,942
Total	18,781,557	10,937,950

14. Subscriptions Receivable

Subscriptions receivable represents the amount receivable from a shareholder for subscription for the Company's series B preference shares (see Note 15) and advances to certain shareholders for subscription for the Company's ordinary shares in 2000. At December 31, 2001, an allowance for doubtful subscriptions receivable in the amount of approximately RMB6.4 million was provided as the Company believes that this amount is not collectible.

15. Capital Structure

Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

15. Capital Structure (cont'd)

Ordinary shares (cont'd)

In November 1999, in consideration for certain members of the senior management joining the Group, the principal shareholder of the Company committed to transfer a total of 109,694,200 of his ordinary shares in the Company to such individuals with no vesting period requirement. The estimated fair value of these shares committed to be transferred, valued at US$0.05 per share at date of commitment, is recognized as compensation costs immediately. In addition, the principal shareholder of the Company also agreed to transfer a total of 26,271,300 of his ordinary shares in the Company for services to be rendered by certain of those individuals over three years starting from January 1, 2000. The total estimated fair value of these shares, valued at US$0.05 per share at the date of grant, is recognized as deferred compensation which is to be amortized over the related vesting periods.

In addition, in March 2000 the principal shareholder of the Company transferred an additional approximately 1,900,000 ordinary shares to certain employees, for which the Company recorded compensation costs of approximately RMB2.5 million in 2000.

On March 31, 2000, the ordinary shares in the Company were split on a one-hundred-for-one basis. The effects of the share split have been reflected in the financial statements on a retroactive basis for all the periods presented.

In June 2000, the Company sold 4,500,000 ADS, representing 450,000,000 ordinary shares, in an underwritten initial public offering for net proceeds of approximately US$64.9 million, before offering expenses. Simultaneously with the closing of the public offering, all 3,000,000 shares of Series A preference shares and 2,560,556 shares of Series B preference shares were converted to ordinary shares on a basis of 100 ordinary shares for one preference share (see below).

On March 23, 2001, the Company entered into an agreement whereby the Company acquired certain software for online games, computers and the related intellectual property rights for cash consideration of US$0.2 million from a private technology company. In addition, the Company agreed to issue 7,742,168 ordinary shares in the Company to the founders of the private technology company by installments on a quarterly basis starting from June 23, 2001 through March 23, 2003 for the service to be provided by such individuals as employees of the Company over such period. The total estimated fair value of these shares of approximately RMB0.8 million valued at US$0.0125 per share at the date of agreement is recognized as deferred compensation, which is to be amortized over the related vesting period.

According to an agreement dated September 11, 2001 between the Company and a senior officer of the Company, the Company shall provide cash payments to the officer for him to acquire 25,000,000 ordinary shares in the Company at a subscription price of US$0.006492 per share, representing the fair value of each share at the date of the agreement, by quarterly installments over a period of 18 months. Deferred compensation cost of approximately RMB1.3 million is recognized, which is to be amortized over the related vesting period of 18 months.

15. Capital Structure (cont'd)

Convertible preference shares

Series A preference shares

The Series A preference shares were convertible on a basis of 100 ordinary shares for one preference share. These preference shares were automatically converted upon closing of the public offering of the ordinary shares in the Company in 2000.

The Series A preference shares carried certain preferences on dividend payment and return of capital in case of a winding up of the Company. Written consent of the holders of more than 50% of these preference shares had to be obtained for any acquisition, merger, reorganization, substantial disposal of assets, alteration of capital amounts, disposal of interest in any subsidiary or associate company, and liquidation or winding-up of the Company.

Series B preference shares

On March 23, 2000, the Company entered into a Series B Preference Shares Purchase Agreement pursuant to which the Company issued 2,560,556 Series B preference shares of US$0.01 each at an issuance price of US$15.60 per share for a total consideration of approximately US$40 million, of which US$35 million was paid up in cash and US$5 million was paid up by advertising to be provided by the shareholder of the Series B preference shares and its affiliated companies on their television channels over a period of three years.

The Series B preference shares had the same conversion features as the Series A preference shares. The Series B preference shares had an aggregate liquidation preference equal to the total consideration for which they were issued. They carried the same preferences as those of Series A preference shares on dividend payment but had certain preferences over Series A preference shares on return of capital in case of a winding up of the Company.

The Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5 million from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties.

The effect of the issuance of Series B preference shares together with the strategic co-operation agreement with the same shareholder is similar to an issuance of shares to the shareholder for cash consideration of US$40 million (with US$35 million receivable immediately and US$5 million receivable over a period of three years from March 2000) and having a barter transaction for advertising between the Company and the shareholder. The accounting for these two transactions in the financial statements reflects this effect.

16. Stock Option Plans

1999 Stock Option Plan

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company's senior management and employees (the "1999 Stock Option Plan"). The Company has reserved 345,675,000 ordinary shares for issuance under the plan.

16. Stock Option Plans (cont'd)

1999 Stock Option Plan (cont'd)

Employees

During the year ended December 31, 1999, the Company granted options to the Company's employees to acquire a total of 3,735,000 ordinary shares at an exercise price of US$0.070 per share. Options for the employees vest upon completion of the first full year of service by the respective employees from the date they first joined the Group and expire at the end of the fifth year of their respective service periods.

Of these grants to employees, options to acquire 740,000 and 1,560,000 ordinary shares were cancelled in 2000 and 2001, respectively, as a result of the resignation of certain employees. Accordingly, option to acquire 1,435,000 ordinary shares remained outstanding as of December 31, 2001.

Senior management

During the year ended December 31, 1999, the Company granted options to members of the Company's senior management to acquire a total of 115,225,000 ordinary shares at an exercise price of US$0.065 per share. Options for the members of the Company's senior management become exercisable at the rate of 20% on the vesting commencement date which was September 1, 1999, 20% upon completion of one full year and 30% upon completion of each of the next two full years thereafter. These options will also vest upon the founder of the Group ceasing to be the principal shareholder of the Group. In addition, certain of these options would vest upon closing of a public offering of the ordinary shares in the Company. The options for the members of the Company's senior management expire on September 1, 2009.

Of these grants to senior management, options to acquire 46,858,200 and 52,235,300 ordinary shares were cancelled in 2000 and 2001, respectively, as a result of the resignation of certain members of the Company's senior management. Accordingly, options to acquire 16,131,500 ordinary shares remained outstanding as of December 31, 2001.

Advisory board

The Company also granted options to acquire a total of 3,000,000 ordinary shares to its advisory board members. Twenty percent of these options vest on the date of appointment, which was the end of 1999, and 10% will vest each quarter over the next two years. The exercise price is US$0.065 per share. The total estimated fair value of the options granted to the advisory board members of approximately RMB0.9 million was recognized at the date of grant as deferred compensation which was to be amortized over the related vesting period. The estimated fair value of the options granted to advisory board member was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grant: risk-free interest rate of 2.97%; estimated fair value of US$0.050 per ordinary share; expected dividend yield of 0% for all periods; expected life of two years; and expected volatility of 155% for all periods.

Of these grants to the advisory board members, options to acquire 400,000 and 1,600,000 ordinary shares were cancelled in 2000 and 2001, respectively, as a result of the resignation of the advisory board members. Accordingly, options to acquire 1,000,000 ordinary shares remained outstanding as of December 31, 2001.

16. Stock Option Plans (cont'd)

2000 Stock Option Plan

According to a resolution of the board of directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

According to a resolution of the board of directors of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as "Evergreen Provision", provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by three percent (3%) each year up to a maximum at any given time of 17.5% of the Company's total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The "Evergreen Provision" has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

Employees

During the year ended December 31, 2000, the Company granted options to acquire a total of 64,720,000 ordinary shares to the Company's employees at an exercise price ranging from US$0.063 to US$0.156 per share. Options for those employees who joined the Group in 1999 vest over a period of three years beginning with the completion of the second full year of service by the respective employees. Options for other employees vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2000, options to acquire 21,755,000 and 17,350,000 ordinary shares were cancelled in 2000 and 2001, respectively, as a result of the resignation of certain employees. Options to acquire 25,615,000 ordinary shares remained outstanding as at December 31, 2001.

During the year ended December 31, 2001, the Company granted options to acquire a total of 24,059,000 ordinary shares to the Company's employees at an exercise price of approximately US$0.022 per share. These Options will vest over a period of four years beginning with the completion of one full year from the date of grant.

Out of the options granted to employees in 2001, options to acquire 9,366,000 ordinary shares were cancelled in 2001 as a result of the resignation of certain employees. Options to acquire 14,693,000 ordinary shares remained outstanding as at December 31, 2001.

Senior management

During the year ended December 31, 2000, the Company granted options to acquire a total of 163,424,300 ordinary shares to certain new members of the Company's senior management at exercise prices ranging from US$0.043 to US$0.156 per share. These options generally vest over a period of three to four years beginning with the completion of one full year from (i) February 1, 2000, (ii) the date of employment or (iii) the date of offer of employment. The compensation costs were calculated based upon the estimated fair value of the Company's ordinary shares ranging from US$0.03 per share to US$0.156 per share during the period from February to December 2000.

16. Stock Option Plans (cont'd)

2000 Stock Option Plan (cont'd)

Senior management (cont'd)

Out of the options granted to senior management in 2000, options to acquire 33,600,000 and 92,218,800 ordinary shares were cancelled in 2000 and 2001, respectively, as a result of the resignation of certain members of the Company's senior management. Options to acquire 37,605,500 ordinary shares remained outstanding as at December 31, 2001.

During the year ended December 31, 2001, the Company also granted options to acquire a total of 92,225,000 ordinary shares to certain members of the Company's senior management at exercise prices ranging from US$0.006 to US$0.155 per share.

Out of the options granted to senior management in 2001, options to acquire 54,175,000 ordinary shares were cancelled in 2001 as a result of the resignation of certain members of the Company's senior management. Options to acquire 38,050,000 ordinary shares remained outstanding as at December 31, 2001.

Director and consultants

During the year ended December 31, 2000, the Company granted options to acquire a total of 1,200,000 ordinary shares to a director and options to acquire a total of 850,000 ordinary shares to two consultants. These options generally vest over a period of two years beginning on February 1, 2000. The exercise price of these options is US$0.100 per share. Deferred compensation costs related to these option grants to the director and two consultants in 2000 were approximately RMB1.5 million. The estimated fair value of the options granted to the director and the consultants was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.10 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155% for all periods.

Of these grants to the directors and the consultants, options to acquire 1,200,000 and 700,000 ordinary shares, respectively, remained outstanding as at December 31, 2001. Options to acquire 150,000 ordinary shares granted to one consultant were cancelled in 2000 as a result of the resignation of that consultant.

2000 Stock Option Plan (cont'd)

Advisory board

In June 2000, the Company granted options to acquire a total of 1,500,000 ordinary shares to a member of the Company's advisory board at an exercise price of US$0.155 per share. These options vest over a two year period commencing from the date of grant. Deferred compensation costs related to these option grants was approximately RMB1.8 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.155 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%. In addition, in August 2000, the Company granted options to acquire a total of 2,000,000 ordinary shares to the same advisory board member at an exercise price of US$0.05 per share to replace the 1,500,000 shares of option granted in June 2000. The terms of the new grants were the same as those of the grants made in June 2000. In this connection, the options to acquire 1,500,000 ordinary shares granted in June 2000 were modified and therefore the modification was subject to an additional compensation cost of approximately RMB0.04 million. Deferred compensation cost related to the remaining newly issued 500,000 share options was approximately RMB0.2 million, estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the grants: risk-free interest rate of 2.97%; estimated fair value of US$0.05 per ordinary share; expected dividend yield of 0% for all periods; expected life of five years; and expected volatility of 155%.

All the above options were cancelled in 2000 and 2001 (3,250,000 in 2000 and 250,000 in 2001, respectively) as a result of the resignation of the advisory board member.

In connection with all the above option grants to the employees, senior management, directors, consultants, and advisory board members in 2000, the Company recorded deferred share compensation costs of approximately RMB48.5 million in 2000 and nil in 2001, which were to be amortized and charged to expense starting from the grant date and through the end of the vesting periods of the underlying options.

In 2001, approximately RMB1.5 million (2000: RMB13.8 million) of the deferred compensation costs were amortized to expense and approximately RMB33.6 million (2000: RMB9.8 million) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, directors and advisory board members.

The fair value of the options granted to non-employees of the Company, including advisory board members, consultants, and directors, was re-measured as at December 31, 2001 according to EITF96-18. The re-measurement resulted in a decrease in the deferred compensation costs of approximately RMB0.1 million. The balance of the deferred compensation costs as at December 31, 2001 amounted to approximately RMB2 million. The service contracts entered into between the Company and those non-employees generally do not subject the service provider to a significant penalty if the provider does not complete the contracted service and there are no other significant disincentives for non-performance. Therefore these arrangements do not constitute a performance commitment. The following assumptions were used in the re-measurement: risk-free interest rate of 3.14%; estimated fair value of US$0.01 per ordinary share; expected dividend yield of 0% for all periods; expected life of two to five years; and expected volatility of 121.82%. According to EITF96-18, variable accounting will be applied until the relating performance is completed.

16. Stock Option Plans (cont'd)

2000 Stock Option Plan (cont'd)

Information relating to stock options outstanding is as follows:

	For the year ended December 31,					
	1999		2000		2001	
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
		US$		US$		US$
Outstanding at beginning of period	–	–	121,960,000	0.065	248,901,100	0.091
Granted	121,960,000	0.065	233,694,300	0.105	116,284,000	0.017
Cancelled	–	–	(106,753,200)	0.091	(228,755,100)	0.064
Outstanding at period end	121,960,000	0.065	248,901,100	0.091	136,430,000	0.074

As of December 31, 2001, options to purchase 66,845,749 ordinary shares were exercisable. Under the stock option plans, options to purchase 399,561,668 ordinary shares were available for future grant. The fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares, consideration of significant milestones achieved by the Group and other market considerations. Options outstanding and exercisable by price range as of December 31, 2001 were as follows:

	Options outstanding at December 31, 2001			Options exercisable at December 31, 2001	
Exercise Price	Number outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise price (US$)	Number exercisable	Weighted average exercise price (US$)
US$0.006	20,000,000	9.92	0.006	11,667,111	0.006
US$0.016	15,050,000	9.17	0.016	8,777,160	0.016
US$0.022	16,693,000	5.08	0.022	–	0.022
US$0.050	8,000,000	8.67	0.050	4,665,600	0.050
US$0.065	17,131,500	0.33	0.065	17,131,500	0.065
US$0.070 - US$0.075	3,435,000	3.75	0.073	1,935,000	0.071
US$0.100	20,195,000	4.17	0.100	5,672,250	0.100
US$0.155 - US$0.156	35,925,500	7.25	0.156	16,997,128	0.156
	136,430,000	6.26	0.074	66,845,749	0.074

16. Stock Option Plans (cont'd)

2000 Stock Option Plan (cont'd)

For the purposes of SFAS 123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	For the year ended December 31,		
	1999	2000	2001
Risk free interest rate	2.97% – 3.30%	2.50% – 3.30%	2.97% – 3.30%
Weighted average estimated fair value (US$)	0.06	0.128	0.085
Expected life (in years)	5 – 10	5 – 10	5 – 10
Expected dividend yield	0%	0%	0%
Volatility	0%	142% – 155%	122% – 155%

Had the compensation costs for the plans been determined based on the estimated fair value of the options at the grant dates for awards under the plan, the Group's net loss and net loss per ordinary share on a pro forma basis for the years ended December 31, 1999, 2000 and 2001 would have been as follows:

	For the year ended December 31,		
	1999	2000	2001
Net loss:			
As reported	(51,974,253)	(169,268,799)	(233,163,914)
Pro forma	(52,965,737)	(169,891,681)	(241,221,654)
Basic and diluted net loss per ordinary share:			
As reported	(0.03)	(0.07)	(0.08)
Pro forma	(0.03)	(0.07)	(0.08)

17. Commitments and Contingencies

Commitments

As of December 31, 2001, future minimum lease commitments were as follows:

	Office rental	Server custody fee	Total
2002	6,948,066	11,298,200	18,246,266
2003	1,939,816	–	1,939,816
2004	1,290,441	–	1,290,441
Total	10,178,323	11,298,200	21,476,523

17. Commitments and Contingencies (cont'd)

Commitments (cont'd)

In the years ended December 31, 1999, 2000 and 2001, the Company incurred rental expenses in the amounts of approximately RMB0.4 million, RMB6.9 million and RMB8.8 million, respectively.

Insurance coverage

As of December 31, 2001, the Group had insurance on its property, equipment and software of approximately RMB22 million.

Litigation

Beginning in October 2001, four substantially identical purported class action complaints alleging violations of the federal securities laws were filed in the United States District Court for the Southern District of New York naming the Company, certain of its current and former officers and directors, and the underwriters of the Company's initial public offering as defendants. To date, the complaints have not been consolidated into a single action. The above lawsuits seek certification as a class action to represent those persons who purchased the Company's ADS during the period from July 3, 2000 to August 31, 2001. In general, the complaints allege, among other things, that (i) the Company's initial public offering violated the securities laws because the financial statements accompanying the offering's registration statement misstated the Company's revenue; and (ii) the Company committed securities fraud by materially misstating the Company's revenue in its 2000 financial statements. At the present time, the Company cannot estimate what damages, if any, may be payable in connection with this litigation. The ultimate resolution of this matter may have a material adverse impact on the results of operations in the period in which it is resolved.

18. Subsequent Events

Sale of an investment in convertible preference shares

According to a board resolution dated March 14, 2002 and agreement entered into between the Company and a private auction company dated March 18, 2002 (see Note 8), the private auction company repurchased from the Company all of the 705,816 preference shares the Company acquired in 2000 at a consideration of US$1.2 million which is equivalent to RMB9.7 million.

New shares issued

According to a board resolution dated January 23, 2002, the Company agreed to make certain stock purchase payments in cash to two newly hired members of senior management of the Company in order to enable them to purchase a total of 12,322,868 ordinary shares in the Company. The total estimated fair value of those shares of RMB0.7 million (valued at US$0.006492 per share) at the date of the agreement is recognized as deferred compensation which is to be amortized over the related vesting period.

Corporate Contacts

CORPORATE HEADQUARTERS

NetEase.com, Inc.
15th Floor, North Tower, Beijing Kerry Center,
No.1, Guanghua Road, Chaoyang District,
Beijing 100020, P.R.China

NetEase Shanghai Office
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No.18, XiZang Road, (m)
Shanghai 200001, P.R.China

NetEase Guangzhou Office
36/F Peace World Plaza
No.362-366 Huan Shi Dong Road
Guangzhou 510060, P.R.China

NetEase Silicon Valley Office
39899 Balentine Drive #230
Newark, CA 94569, USA

INDEPENDENT ACCOUNTANTS

Arthur Andersen • Hua Qiang CPAs
1118 China World Tower 1
Jiao Guo Men Wei Avenue
Beijing 100004, P.R.China

LEGAL COUNSEL

Morrison & Foerster
Entertainment Building, 23/F
30 Queen's Road Central
Hong Kong

TRANSFER AGENT

Bank of New York
101 Barclay Street
New York NY 10286
USA

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